Form 40-F
period 2005-12-31
Silver Wheaton Corp.
filed 2006-03-23
CIK 1323404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

__	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission file number 001-32482

Silver Wheaton Corp.
(Exact name of Registrant as specified in its charter)

Not Applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

1041
(Primary Standard Industrial Classification Code Number (if applicable))
Suite 1550, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada (604) 696-3000
(Address and telephone number of Registrant’s principal executive offices)
Martin Pomerance, Dorsey & Whitney LLP, 250 Park Avenue, New York, New York 10177, USA (212) 415-9200
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

X   Annual information form            X   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 183,375,00 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

__   Yes: 82-____________                     X   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

X   Yes                                                      __   No

The Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933.

CONTROLS AND PROCEDURES

As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2005, there were no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

 The Board of Directors has reviewed the definition of “an audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that each member of the audit committee satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that this designation does not make each member of the audit committee a financial "expert" for any purpose, impose any duties, obligations or liability each member that are greater than those imposed on members of the board of directors who do not carry this designation.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are John A. Brough, R. Peter Gillin and Wade Nesmith, each of whom is independent as such term is defined under applicable securities laws and applicable American Stock Exchange rules. The information contained under the heading “Audit Committee” of the Registrant’s 2005 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  A copy of Registrant’s code of ethics is available without charge, upon request made to Investor Relations Manager at Suite 1550, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant's financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant does not have any contractual obligations required to be disclosed in tabular format

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

/s/  Eduardo Luna

Eduardo Luna

Chairman and Chief Executive Officer

Date:     March 16, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 16, 2006
99.2	Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3	Management's Discussion and Analysis for fiscal 2005
99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.5	Consent of Watts, Griffis McOuat
99.6	Consent of Watts, Griffis McOuat
99.7	Consent of Reynaldo Rivera
99.8	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.9	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 99.1

SILVER WHEATON CORP.

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

March 16, 2006

Suite 1550, 200 Burrard Street

Vancouver, BC  V6C 3L6

SILVER WHEATON CORP.

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton Corp. (“Silver Wheaton”) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form which is incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for the year ended December 31, 2005, the four months ended December 31, 2004, and the year ended August 31, 2004, were as follows:

	Year ended December 31, 2005	Four months ended December 31, 2004	Year ended August 31, 2004
High	C$1.27	C$1.40	C$1.58
Low	1.15	1.17	1.28
Average(1)	1.21	1.30	1.40
Closing	1.17	1.20	1.31
__________________________ (1) Calculated as an average of the daily noon rates for each period.

On March 15, 2006, the closing exchange rate for Canadian dollars in terms of the United States dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.16.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the ten years ended December 31, 2005, as quoted on the London Bullion Market, were as follows:

	Year Ended December 31
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

High……....	$9.22	$8.29	$5.97	$5.10	$4.82	$5.45	$5.75	$7.81	$6.27	$5.83
Low……….	6.39	5.50	4.37	4.24	4.07	4.57	4.16	4.69	4.22	4.71
Average……	7.31	6.67	4.88	4.60	4.37	4.95	5.22	5.55	4.91	5.20
Closing…….	8.83	6.82	5.97	4.67	4.52	4.58	5.33	5.01	5.99	4.80

On March 15, 2006, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $10.25.

CORPORATE STRUCTURE

Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated August 23, 1994.  Pursuant to Articles of Amendment dated December 8, 2004, the Company’s name was changed from Chap Mercantile Inc. to Silver Wheaton Corp. and the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for five then existing common shares (the “Consolidation”).  Pursuant to Articles of Continuance dated December 17, 2004, the Company was continued under the Business Corporations Act (Ontario).  All references to Common Shares in this annual information form are to post-Consolidation shares, unless otherwise noted.

The Company’s head office is located at Suite 1550, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s only subsidiary is Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned and is governed by the laws of the Cayman Islands.  As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Silver Wheaton” means Silver Wheaton Corp. and Silver Wheaton (Caymans) Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company was incorporated as a junior capital pool company under the policies of the Alberta Stock Exchange.  From incorporation on August 23, 1994 to February 1, 1996, the Company did not carry on any active business other than seeking acquisition opportunities.  On June 3, 1996, the Company completed its qualifying transaction, being the acquisition of all of the issued and outstanding shares of Dial Locksmith Ltd. (“Dial Locksmith”), which then became its wholly-owned subsidiary.  Upon completion of that acquisition, the junior capital pool designation was removed from the Company’s listing.  Until February 25, 2004, the Company, through its subsidiary, carried on the business of locksmithing and security services.  On February 25, 2004, the Company sold all of the issued and outstanding shares of Dial Locksmith to former directors for the sum of C$325,000 in cash.

Luismin Transaction

On July 14, 2004, the Company entered into a letter of intent with Goldcorp Inc. (“Goldcorp”) (formerly Wheaton River Minerals Ltd.) and Luismin, S.A. de C.V. (“Luismin”) pursuant to which the Company agreed to purchase 100% of the silver produced by Luismin, a wholly-owned subsidiary of Goldcorp, from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district, the San Martin mine, the Nukay mine and the Los Filos project (the “Luismin Mines”) for an upfront payment of C$46 million in cash and 108 million Common Shares (540 million pre-Consolidation common shares of the Company), plus a payment (the “Luismin Transfer Price”) equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007; the inflationary price adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Luismin Transaction”).

On August 5, 2004, the Company completed a private placement of 175 million subscription receipts at a price of C$0.40 per subscription receipt for aggregate gross proceeds to the Company of C$70 million.  In connection with the completion of the Luismin Transaction, on October 22, 2004, each subscription receipt was automatically exercised into 0.2 Common Shares (one pre-Consolidation common share of the Company) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant” and collectively, the “Warrants”), without payment of additional consideration.  Following the Consolidation, five Warrants entitle the holder to purchase one Common Share at a price of C$4.00 until August 5, 2009.  The net proceeds from the private placement were used to fund the cash portion of the purchase price of the Luismin Transaction and for general corporate purposes.

On October 15, 2004, the Company completed the Luismin Transaction pursuant to a silver purchase agreement (the “Luismin Silver Purchase Agreement”) among the Company, Goldcorp, Silver Wheaton Caymans, a wholly-owned subsidiary of Silver Wheaton, and Wheaton Trading (Caymans) Ltd. (“Wheaton Trading”), a wholly-owned subsidiary of Goldcorp.  At that time, Wheaton Trading had agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “Luismin Minimum Amount”) within a period of 25 years following the closing of the Luismin Transaction (the “Luismin Guarantee Period”).  If at the end of the Luismin Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Luismin Minimum Amount, Wheaton Trading will be required to pay a penalty to Silver Wheaton Caymans equal to the Luismin Minimum Amount less the number of ounces of silver actually sold during the Luismin Guarantee Period, multiplied by $0.50. Pursuant to the Luismin Silver Purchase Agreement, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

On February 13, 2006, Silver Wheaton announced that it has agreed with Goldcorp to amend the Luismin Silver Purchase Agreement in connection with Goldcorp’s plans to increase its investment in exploration and development at its San Dimas mine in Mexico, resulting in projected additional silver production of more than 100 million ounces over the remaining 24 year term of the agreement.  The amended agreement will increase the Luismin Minimum Amount by 100 million ounces, to 220 million ounces, and waive any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton has agreed to issue to Goldcorp 18 million Common Shares, representing approximately 9.8% of the outstanding shares of Silver Wheaton, and a $20 million promissory note, increasing Goldcorp’s ownership to approximately 62%, or 126 million Common Shares.  The total consideration of $150 million is equal to the approximate value of Silver Wheaton’s share of future capital expenditures estimated over the remaining life of the Luismin Silver Purchase Agreement.  Closing of the transaction is conditional upon completion of definitive documentation and receipt of all requisite regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”).

New Management and Board of Directors

In connection with the Luismin Transaction, the board of directors of the Company was reconstituted and comprised of four persons, being John Brough, Peter Gillin, Wade Nesmith and Ian Telfer, three of whom are independent and unrelated directors.  Effective on the closing of the Luismin Transaction, Eduardo Luna, Executive Vice President and a director of Goldcorp and President of Luismin, was appointed as Interim Chief Executive Officer of the Company and Peter Barnes, Executive Vice President and Chief Financial Officer of Goldcorp, was appointed as Executive Vice President and Chief Financial Officer of the Company.  Mr. Luna was elected as the fifth director at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was appointed as Chairman of the Company’s board of directors.

Rights to Participate in Advanced Projects

The Company and Goldcorp have granted each other the option to participate in advanced mineral projects in Mexico pursuant to an option agreement (the “Goldcorp Option Agreement”) dated October 15, 2004 between the Company and Goldcorp and an option agreement (the “Luismin Option Agreement”) dated October 15, 2004 between the Company and Luismin.  This participation right applies to the Company, on the one hand, and Goldcorp or Luismin, on the other hand, if they acquire a direct or indirect interest in any exploration or development property situated anywhere in Mexico, which they did not currently, directly or indirectly, own an interest in.  Should such property be the subject of a positive feasibility study or consist of active mining operations before October 15, 2007, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Goldcorp or Luismin to the Company, the payment of 49% of the total acquisition and exploration costs incurred by Goldcorp or Luismin to that date (together with a commitment to continue to fund 49% of the expenditures incurred, subject to an agreed upon dilution formula) and, in the case of a project being offered by the Company to Goldcorp, the payment of 51% of the total acquisition and exploration costs incurred by the Company to that date (together with a commitment to continue to fund 51% of the expenditures incurred, subject to an agreed upon dilution formula).  In addition, Goldcorp will be entitled to become the operator of the project.

Pre-Emptive Right

Pursuant to a pre-emptive rights agreement (the “Pre-Emptive Rights Agreement”) between the Company and Goldcorp dated as of October 15, 2004, until October 15, 2007, Goldcorp will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Company should the Company issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.

Expansion Capital Expenditures

The Luismin Silver Purchase Agreement outlined the annual projected capital expenditures for certain existing Luismin mining operations over a period of 25 years (the “Annual Projected Capital Expenditures”).  Under that agreement, Silver Wheaton was obligated to pay to Wheaton Trading additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at certain of Luismin’s mining operations in excess of 110% of each Annual Projected Capital Expenditures.  As part of the amendment to the Luismin Silver Purchase Agreement described above, Goldcorp has agreed to waive any capital expenditure contributions previously required to be paid by Silver Wheaton.

Zinkgruvan Transaction

On November 12, 2004, the Company entered into a letter of intent with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan”) pursuant to which the Company agreed to purchase 100% of the silver produced by Zinkgruvan, a wholly-owned subsidiary of Lundin, from its zinc/lead/silver mine in Sweden (the “Zinkgruvan Mine”) for an upfront payment of $50 million in cash, 6 million Common Shares (30 million pre-Consolidation common shares of the Company) and 30 million Warrants, plus a payment (the “Zinkgruvan Transfer Price”) equal to the lesser of (a) $3.90 per ounce of silver (subject to an inflationary price adjustment after December 8, 2007; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after December 8, 2007); and (b) the then prevailing market price per ounce of silver (the “Zinkgruvan Transaction”).

On November 30, 2004, the Company completed a private placement of 81 million units at a price of C$0.75 per unit for aggregate gross proceeds to the Company of C$60.75 million, each unit comprised of 0.2 Common Shares (one pre-Consolidation common share of the Company) and one-half of one Series “A” common share purchase warrant of the Company (each whole Series “A” common share purchase warrant, a “Series A Warrant” and collectively, the “Series A Warrants”).  Following the Consolidation, five Series A Warrants entitle the holder to purchase one Common Share at a price of C$5.50 until November 30, 2009.  The net proceeds from the private placement were used to fund the cash portion of the purchase price of the Zinkgruvan Transaction and for general corporate purposes.

On December 8, 2004, the Company completed the Zinkgruvan Transaction pursuant to a silver purchase agreement (the “Zinkgruvan Silver Purchase Agreement”) among Silver Wheaton Caymans, Lundin and Zinkgruvan.  Zinkgruvan has agreed to sell to Silver Wheaton Caymans a minimum of 40 million ounces of refined silver (the “Zinkgruvan Minimum Amount”) within a period of 25 years following the closing of the Zinkgruvan Transaction (the “Zinkgruvan Guarantee Period”).  If at the end of the Zinkgruvan Guarantee Period, the total number of ounces of refined silver sold by Zinkgruvan to Silver Wheaton Caymans is less than the Zinkgruvan Minimum Amount, Zinkgruvan will be required to pay a penalty to Silver Wheaton Caymans equal to the Zinkgruvan Minimum Amount less the number of ounces of refined silver actually sold during the Zinkgruvan Guarantee Period, multiplied by $1.00.

Investment in Bear Creek

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) on the open market at a price of C$3.03 per share, for total consideration of $12.2 million (C$14.6 million).  In addition, on August 30, 2005, the Company acquired, by way of private placement, 540,000 units of Bear Creek at a price of C$3.25 per unit, for total consideration of $1.5 million (C$1.8 million).  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of C$4.25 until August 30, 2007.  As a result, Silver Wheaton owns approximately 15% of Bear Creek’s total issued and outstanding shares.

Bear Creek is earning a 70% interest in the Corani silver project in Perú through continued expenditures and payments.  To date, 23 trenches and over 70 drillholes have outlined significant silver mineralization over a large surface area.  As at February 22, 2006, Bear Creek had measured and indicated resources of 44.5 million ounces of silver and inferred resources of 205.5 million ounces.  Bear Creek is continuing to advance the project with drilling, environmental and social studies, and metallurgical testing programs.

Equity Financing

On December 22, 2005, the Company raised gross proceeds of $86.2 million (C$100 million) from a public offering of 15,625,000 units at a price of C$6.40 per unit.  Each of the units consisted of one Common Share and one-half of one Series “B” common share purchse warrant of the Company (each whole Series “B” common share purchase warrant, a “Series B Warrant” and collectively, the “Series B Warrants”).  Each Series B Warrant entitles the holder to purchase one Common Share at a price of C$10.00 until December 22, 2010.

Glencore Transaction

On February 23, 2006, the Company announced that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG (“Glencore”), based on the production from Glencore’s Yauliyacu mining operations in Perú.  With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).  In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Yauliyacu is a low-cost silver/lead/zinc mine located in central Perú which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore.  In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the TSX.  The transaction is expected to close in March 2006.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company with 100% of its revenue from silver production.  The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts or by acquiring silver exploration, development or production assets.  There is no assurance that any such investigations or negotiations will result in the acquisition of additional silver production.

Principal Product

The Company’s principal product is silver that it has agreed to purchase from the Luismin Mines in Mexico and the Zinkgruvan Mine in Sweden.  There is a worldwide silver market into which the Company can sell the silver purchased from the Luismin Mines and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires from the Luismin Mines.  The silver concentrate from the Zinkgruvan Mine is purchased from Silver Wheaton by various smelters at the worldwide market price for silver.

Competitive Conditions

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  The ability of the Company to acquire additional silver in the future will depend on its ability to select suitable producing properties and enter into arrangements similar to the Luismin and Zinkgruvan transactions.

Operations

Raw Materials

The Company purchases all of its silver from the Luismin Mines in Mexico and the Zinkgruvan Mine in Sweden for the lesser of $3.90 per ounce of silver (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction and the Zinkgruvan Transaction, respectively) and the then prevailing market price per ounce of silver.

Employees

Currently, the Company has four employees.  Certain administrative services are provided to the Company pursuant to an administration and management services agreement (the “Services Agreement”) entered into with Goldcorp on October 15, 2004 pursuant to which the Company has agreed to reimburse Goldcorp for such services.  Under the Services Agreement, the Company pays a monthly fee to Goldcorp based on actual costs incurred by Goldcorp on behalf of Silver Wheaton, including employee compensation costs, rent and other miscellaneous expenses.

Foreign Operations

The Company currently purchases all of its silver from Goldcorp’s Luismin Mines in Mexico and Lundin’s Zinkgruvan Mine in Sweden.  Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business.  The Company may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Description of the Business — Risk Factors — Risks relating to mining operations — Foreign Operations”.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the purchase of silver production from producing mining companies.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Risks relating to the Company

Subject to Same Risk Factors as Luismin and Zinkgruvan Mines

To the extent that they relate to the production of silver from, or the continued operation of, the Luismin Mines or the Zinkgruvan Mine (the “Mining Operations”), the Company will be subject to the risk factors applicable to Luismin and Zinkgruvan as set forth below under “Risks relating to Mining Operations”.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver.  The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction or the Zinkgruvan Transaction, respectively), the Luismin Transfer Price and the Zinkgruvan Transfer Price will be the then prevailing market price per ounce of silver and the Company will not generate positive cash flow or earnings.

No Control Over Luismin and Zinkgruvan Operations

The Company has agreed to purchase 100% of all refined silver produced by the Luismin Mines and 100% of all of the silver contained in lead concentrate produced by the Zinkgruvan Mine.  Other than the security interests which have been granted to Silver Wheaton Caymans, the Company has no contractual rights relating to the operations of Luismin or Zinkgruvan nor does it have any interest in any of the Luismin Mines or the Zinkgruvan Mine.  Other than the penalties payable by Wheaton Trading and Zinkgruvan to Silver Wheaton Caymans if, at the end of the Luismin Guarantee Period or the Zinkgruvan Guarantee Period, as applicable, the total number of ounces of silver sold by Wheaton Trading or Zinkgruvan to Silver Wheaton Caymans is less than the Luismin Minimum Amount or the Zinkgruvan Minimum Amount, as applicable, the Company will not be entitled to any compensation if Luismin or Zinkgruvan does not meet its forecasted silver production targets in any specified period or if Luismin or Zinkgruvan shut down or discontinue their mining operations in Mexico and Sweden, respectively, on a temporary or permanent basis.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Market Price of the Common Shares, the Warrants, the Series A Warrants and the Series B Warrants

The Common Shares are listed and posted for trading on the TSX and on the American Stock Exchange (the “AMEX”) and the Warrants, the Series A Warrants and the Series B Warrants are listed and posted for trading on the TSX.  The Company’s business is in an early stage of development and an investment in the Company’s securities is highly speculative.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the Common Shares, the Warrants, the Series A Warrants and the Series B Warrants are also likely to be significantly affected by short-term changes in silver prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date.  The Company anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business.  The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Dilution to the Company

As of March 16, 2006, 184,179,332 Common Shares were outstanding.  The Company also has outstanding Warrants to purchase an additional 23,470,000 Common Shares at a price of C$4.00 per share until August 5, 2009, Series A Warrants to purchase an additional 8,091,699 Common Shares at a price of C$5.50 per share until November 30, 2009, Series B Warrants to purchase an additional 7,812,500 Common Shares at a price of C$10.00 per share until December 22, 2010 and options to purchase an additional 5,623,966 Common Shares at prices ranging from C$3.25 to C$6.03 per share with expiry dates ranging from September 28, 2009 to December 10, 2010.  The increase in the number of Common Shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the Common Shares.  In addition, as a result of such additional Common Shares being issued, the voting power of the Company’s existing shareholders will be substantially diluted.

Services Agreement and Key Executives

The Company is dependent on the Services Agreement with Goldcorp and the services of key executives thereunder.  The loss of the services of any of these persons may adversely affect its business and future operations.

Concentration of Share Ownership

Wheaton Trading, a wholly-owned subsidiary of Goldcorp, owns approximately 59% of the Company’s outstanding Common Shares.  As a result of its share ownership, Wheaton Trading has the ability to elect all of the Company’s directors and to determine the outcome of corporate actions requiring shareholder approval, including changes to share capital, irrespective of how other shareholders of the Company may vote.  Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.  Pursuant to the Pre-Emptive Rights Agreement, until October 15, 2007, Goldcorp will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Company should the Company issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.  See “General Development of the Business – Luismin Transaction – Pre-Emptive Right”.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations, in particular Goldcorp, and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Eduardo Luna, the Interim Chief Executive Officer of the Company, is currently Executive Vice President of Goldcorp and President of Luismin.  Peter Barnes, the Chief Financial Officer of the Company, is currently Executive Vice President and Chief Financial Officer of Goldcorp.  Ian Telfer, one of the directors of the Company, is currently President, Chief Executive Officer and a director of Goldcorp.

Risks relating to Mining Operations

To the extent that risks factors relate to the Zinkgruvan Mine, the Company has relied on publicly available information for the Zinkgruvan Mine.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk.  The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Luismin and Zinkgruvan will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to environmental regulation in the jurisdictions in which they operate.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations.  Environmental hazards may exist on the properties on which Luismin and Zinkgruvan hold interests which are unknown to Luismin or Zinkgruvan at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Mining Operations.  To the extent such approvals are required and not obtained, Luismin and Zinkgruvan may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Governmental Regulation

The Luismin and Zinkgruvan mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Luismin Mines and the Zinkgruvan Mine and other facilities in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that Luismin or Zinkgruvan would not proceed with the development of or continue to operate a mine.  As part of their normal course operating and development activities, Luismin and Zinkgruvan have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future.  Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of Luismin and Zinkgruvan, could result in substantial costs and liabilities in the future.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation.  Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees.  There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations.  As well, environmental hazards may exist on a property in which Luismin or Zinkgruvan hold an interest which were caused by previous or existing owners or operators of the properties and of which Luismin or Zinkgruvan is not aware at present.

Luismin Tailings Management Risks

Certain environmental issues have arisen in respect of the tailings facilities at various Luismin mining operations in Mexico.  Luismin will be required to make further expenditures to maintain compliance with applicable environmental regulations.  To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Luismin may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations.  Should Luismin be unable to fund fully the cost of remedying an environmental problem, Luismin may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Luismin.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities.  Although Luismin and Zinkgruvan currently have all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation.  Prior to any development on any of their properties, Luismin and Zinkgruvan must receive permits from appropriate governmental authorities.  There can be no assurance that Luismin and Zinkgruvan will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on Luismin or Zinkgruvan, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Luismin or Zinkgruvan operations.

Mineral Reserve and Mineral Resource Estimates

The reported Mineral Reserves and Mineral Resources for the Luismin Mines and the Zinkgruvan Mine are only estimates.  No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated.  Mineral Reserve and Mineral Resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative.  Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

Because mines have limited lives based on Proven and Probable Mineral Reserves, Luismin and Zinkgruvan must continually replace and expand their Mineral Reserves as their mines produce precious metals.  The life-of-mine estimates by Luismin and Zinkgruvan may not be correct.  The ability of Luismin and Zinkgruvan to maintain or increase their annual production of silver will be dependent in significant part on their ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Luismin has an estimated mine life of four years based on Proven and Probable Mineral Reserves.  Historically, Luismin has sustained operations through the conversion of a high percentage of Inferred Mineral Resources to Mineral Reserves.  Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Land Title

Although the title to the properties owned by Luismin was reviewed by or on behalf of Luismin, no formal title opinions were delivered to Luismin and, consequently, no assurances can be given that there are no title defects affecting such properties.  Luismin’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Luismin may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Although Zinkgruvan has investigated the right to explore and exploit its properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title.  Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples.  The title may be affected by undetected encumbrances or defects or governmental actions.  Zinkgruvan has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Commodity Prices

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable.  Depending on the price of other metals produced from the mines which generate cash flow to the owners, gold in the case of Luismin and zinc/lead in the case of Zinkgruvan, cash flow from mining operations may not be sufficient and Luismin or Zinkgruvan could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties.  Future production from the Luismin Mines and the Zinkgruvan Mine is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions for Luismin and Zinkgruvan, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Luismin or Zinkgruvan properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Operations

Luismin’s operations are currently conducted in Mexico and Zinkgruvan’s operations are currently conducted in Sweden and as such Luismin’s operations and Zinkgruvan’s operations are both exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico or Sweden may adversely affect the operations or profitability of Luismin or Zinkgruvan, respectively.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of Luismin or Zinkgruvan.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the Luismin Mines and the Zinkgruvan Mine have been calculated in accordance with the the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section and elsewhere in this annual information form use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

Mineral Reserves

The following table sets forth the estimated Mineral Reserves (silver only) for the Luismin Mines as of December 31, 2005:

Proven and Probable Mineral Reserves (1)
Deposit	Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

- San Dimas	Proven	1,420,000	447	20,380,000
	Probable	1,830,000	401	23,640,000
	Proven + Probable	3,250,000	421	44,020,000

- San Martin	Proven	310,000	47	480,000
	Probable	580,000	46	860,000
	Proven + Probable	890,000	47	1,340,000

Total	Proven			20,860,000
	Probable			24,500,000
	Proven + Probable			45,360,000

______________________________

(1)

The Mineral Reserves for the San Dimas mines and the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2004:

Proven and Probable Mineral Reserves (1)
Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	7,180,000	109	25,200,000
Probable	1,630,000	68	3,600,000
Proven + Probable	8,810,000	101	28,700,000

______________________________

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are qualified persons under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates” for further details.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources (silver only) for the Luismin Mines as of December 31, 2005:

Measured, Indicated and Inferred Mineral Resources (1)(2) (excluding Proven and Probable Mineral Reserves)
Deposit	Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
			—	—
- San Dimas	Measured	—	—	—
	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	17,270,000	321	178,140,000
- San Martin	Measured	20,000	204	150,000
with San Pedrito	Indicated	200,000	234	1,510,000
	Measured + Indicated	220,000	231	1,660,000
	Inferred	2,870,000	111	10,290,000
Total	Measured			150,000
	Indicated			1,510,000
	Measured + Indicated			1,660,000
	Inferred			188,430,000

______________________________

(1)

The Mineral Resources for the San Dimas mines and the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(2) (excluding Proven and Probable Mineral Reserves)
Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Measured	1,070,000	34	1,200,000
Indicated	3,750,000	57	6,900,000
Measured + Indicated	4,820,000	52	8,100,000
Inferred	9,010,000	95	27,500,000

______________________________

(1)

The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are qualified persons under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Luismin Mines, Mexico

Luismin’s mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and Central Block mines in the San Dimas district, on the border of Durango and Sinaloa States; the San Martin mine in the State of Querétaro; and the Nukay mine in Guerrero State.  A description of the mines in the San Dimas district, the San Martin mine and the Nukay mine is set forth below.  The three districts hold 78 exploration and exploitation concessions with a total area of approximately 36,300 hectares.  This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs.  Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.  Gold and silver production from the Luismin mining properties during the year ended December 31, 2005 was 165,000 ounces of gold and 7,730,000 ounces of silver.

At the request of the Company, Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer, on behalf of Watts, Griffis & McOuat (“WGM”), prepared a report dated March 14, 2005 entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Silver Wheaton Corp.” (the “Luismin Report”).  Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer, are each “Qualified Persons” and independent of the Company within the meaning of NI 43-101.

The following description of the Luismin Mines has been summarized from the Luismin Report and readers should consult the Luismin Report to obtain further particulars regarding the Luismin Mines.  The Luismin Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

San Dimas District (Tayoltita, Santa Rita and Central Block Mines)

Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill.  Late in 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine).  During 2003, the three operations were also merged and centralized into a single operation under the same management.  It is reported now as San Dimas.

Property Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa States, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango.  These properties are surveyed and contained in a contiguous block.  The properties cover an area of 22,720 hectares and are held by Desarrollos Mineros San Luis, S.A. de C.V., a wholly-owned subsidiary of Luismin.  All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been placed on care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango.  Most of the personnel and light supplies for the San Dimas mines arrive on Luismin’s regular flights from Mazatlan and Durango.  Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the dry season.  San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

The Santa Rita mining area is located three kilometres upstream from Tayoltita.  The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill.  The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa.  The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Piaxtla River and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Vicente River bed to the San Antonio mill.  Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.  The mill was placed on care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons.  Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

Regionally, the climate is variable from the coast to the high plateau.  The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters.  At higher elevations in the Sierra, frosty nights occur in the winter (November to March).  The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall.  The total average annual rainfall varies from about 66 to 108 centimetres.  Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses.  Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.  Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel.  Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River.  The town of Tayoltita obtains its water supply from an underground thermal spring at the Santa Rita mine.  Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system.  Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

Luismin employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce of 984 with 589 at Tayoltita, 145 at Santa Rita and 250 in the San Antonio/Central Block.  Out of the total workforce, approximately 473 contractors are engaged in the San Dimas operations.

History

The San Dimas district has experienced a long mining history.  Precious metal production was first reported in 1757.  The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810).  Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company.  Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita.  By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans.  In 1961, Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine.  In 1978, the remaining 49% interest was obtained by Luismin.

Historical production through 2004 from the San Dimas district is estimated at 672 million ounces of silver and 9.55 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato.  Production from the San Dimas district during 2005 was approximately 115,900 ounces of gold and 7.4 million ounces of silver, while production in 2004 was approximately 85,000 ounces of gold and 6.2 million ounces of silver.

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units.  The LVG outcrops along the canyons formed by major westward drainage systems and have been intruded by younger members of the batholith complex of granitic to granodioritic composition.  The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district.  Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite.  The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick.  It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres.  This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably.  In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite.  The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental.  Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults.  The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east.  In most cases, the faults are post ore in age and offset both the LVG and UVG.  All major faults display northeast-southwest extension and dip from near vertical to less than 55º.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone.  At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.  Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool.  In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein.  The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone.  For more than 30 years, Luismin has historically and successfully applied the 30% factor.  The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed.  As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems.  Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures.  Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest.  The veins were formed in two different systems.  The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins.  Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures.  The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres.  They have been followed underground from a few metres in strike-length to more than 1,500 metres.  Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.  Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.  The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length.  Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work.  Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets.  All exploration drilling and the exploration underground development work is done in-house by Luismin.  Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $61 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs.  Twelve diamond drill rigs and crews are employed in the mines.  Generally, two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling.  Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back.  Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory.  Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security

In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes.  No sample length is greater than 1.5 metres.  Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres.  Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein.  Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory.  Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying.  Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories.  Routine assaying of standards is also carried out at the mine assay laboratory.

Luismin has not routinely sent samples from the mines to outside laboratories for check assays.  In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold.  These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories.  In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

Luismin’s experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

Mineral Reserve and Mineral Resource Estimates

Luismin’s policy is to develop and maintain a Mineral Resource base of over 20 years with respect to its overall operations by converting, through development, the Mineral Resources into Mineral Reserves on a yearly basis.

Rather than calculating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the three properties in the San Dimas district as of December 31, 2005:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)
Deposit	Category	Tonnes (000s)	Silver Grade (grams per tonne)	Contained Silver (ounces)

Tayoltita	Proven	456	413	6,060
	Probable	789	359	9,100
	Proven + Probable	1,245	379	15,160

Santa Rita	Proven	168	358	1,930
	Probable	279	388	3,480
	Proven + Probable	447	376	5,410

San Antonio/	Proven	794	485	12,400
Central Block	Probable	765	443	11,050
	Proven + Probable	1,560	468	23,450

Total	Proven	1,418	447	20,380
	Probable	1,833	401	23,630
	Proven + Probable	3,251	421	44,020

______________________________

(1)

The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $51 per tonne.

(3)

All Mineral Reserves are diluted.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $6.00 per troy ounce of silver.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources (silver only) for the three properties in the San Dimas district as of December 31, 2005:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6) (excluding Proven and Probable Mineral Reserves)
Deposit	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Tayoltita	7,979	321	82,406

Santa Rita	4,056	329	42,933

San Antonio/	5,235	314	52,801
Central Block

Total	17,270	321	178,140

______________________________

(1)

The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $51 per tonne.

(3)

All Mineral Resources are diluted.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $7.00 per troy ounce of silver.

(6)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines.  The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.  All milling operations are now carried out at a central milling facility at Tayoltita.  The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.  The San Antonio mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area.  The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill.  About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill.  The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness.  Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel.  The rail haulage has a trolley system using eight tonne cars.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site.  The mining method employs cut-and-fill mining on vein mineralization.  The vein dip can vary from subvertical to as low as 35º.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface.  The shaft employs a double drum hoist with 2.2-tonne skips.  A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and will reduce, when the trolley is completed by the second quarter of 2006, ore transport costs by the elimination of the transfer to trucks at surface.  With the haulage integrated into the Tayoltita haulage system, it will provide for more blending of the mill ore supply.

San Antonio and Central Block

The San Antonio mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains.  In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods.  Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations.  Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

The San Antonio site includes a mill and some limited accommodation for the workforce.  The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility.  Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area.  Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite.  The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.  Efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas.  The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver.  The mill currently has an installed leaching capacity of 2,100 tonnes per day.  Due to current higher grades from the mining operations, the mill is operating at lower throughput.  In 2005, the Tayoltita mill averaged throughput of 1,538 tonnes per day with recoveries of 91% silver and 96.1% gold and total production of 7,380,755 ounces of silver and 115,913 ounces of gold.

The Tayoltita mill presently employs three-stage crushing and two-stage ball milling to achieve 80% passing 200 mesh.  Leaching is completed in a series of tanks providing 72 hours of leach residence time.  The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.  Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal.  Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

The Tayoltita mill has undergone a series of plant expansions over its operating life.  An expansion at Tayoltita in 2005 increased the nominal capacity to 2,100 tonnes per day to replace the capacity required for shutdown of the San Antonio mill.

The plant expansion to 2,100 tonnes per day included a new cone crusher and dust collection/system and the installment of a 1,000 hp ball mill providing two stage grinding.  The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation.  Included in the expansion were increased automation and process control as well as a general upgrade of the plant power distribution and control system

Tailings Management

At the time of Goldcorp’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams.  To bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact.  Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations.  The containment dams were typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam.  Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines.  In 2004, $1.1 million was spent with an additional expenditure of $1.3 million in 2005.  Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future.  The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted.  The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been constructed in a valley to the east of the mill.  At that time the operation relied on ten pumping stations to elevate the tailings slurry to the containment site.  The tailings and solution return pipelines were suspended across the river valley on cable supports without any provisions for spill containment in the event of a pipeline failure.

The historical tailings management practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill.  On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken.  The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.  On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam.  Since the acquisition by Goldcorp in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

The ten relay tailings slurry pumping stations have been replaced with two positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam.  High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam.  At the river crossing, the tailings pipelines are suspended in a spill recovery trough with provision to divert any spills into a containment area.  A filtration plant to allow for dry placement of tailings will be installed in 2006 which will reduce cyanide and water consumption.  As of December 2005, the foundations were finished and some of the plant equipment is already in place.

Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure.  The project includes the construction of a seepage drainage and collection system below the dam.  A series of groundwater monitoring wells will be installed in 2006 to monitor the performance of the tailings facility and seepage collection system.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill operation was shutdown in 2003.  The tailings facility is located in a turn in a steep walled river canyon downstream of the mill operation.  The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend.  A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods.  In the 2002 due diligence by Goldcorp, the primary concern identified with the San Antonio tailings facility over the long term was stability of the dams and maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event, hurricane or an earthquake.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the tailings facility and diversion of a local drainage channel.  It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream dam and protection of the downstream dam by covering it with mine waste rock.  These measures would also decrease the erosion potential of the tailings.  Some of this work was initiated while options to close and reclaim the tailings facility were studied.

Luismin has now received approval to reclaim the San Antonio tailings facility by stabilizing the dams in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan in the second quarter of 2006.  Expenditures in 2004 totalled $0.11 million and expenditures in 2005 were $1.3 million.  An access road has been constructed and buttressing of the tailings dams with compacted tailings, rock and roller-compacted concrete began in the fourth quarter of 2005.  Completion of the reclamation work is expected at the end of 2007.

San Martin

Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Lusmin, holds the mining concessions covering 12,992 hectares at the San Martin project in the State of Querétaro.

The San Martin project presently consists of two underground mines, San José and San Martin.  The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine.  Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

The San Martin project is located northwest of Mexico City, approximately 50 kilometres east of the City of Querétaro, in the State of Querétaro.  At December 31, 2005, San Martin had proven and probable mineral reserves of 1.3 million ounces and inferred mineral resources of 10.3 million ounces.

Taxes for the San Dimas and San Martin Mines

Corporations in Mexico are taxed only by the Federal Government.  Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax.  Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2006 corporate tax rate in Mexico is 29%.

Statutory Profit Sharing for the San Dimas and San Martin Mines

Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income.  Historically, profit sharing has been minimized through the use of effective tax planning.

Production Estimates for the San Dimas and San Martin Mines

The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production.  This production forecast extends over a period of 21 years and more accurately reflects the return that can be expected for the capital expenditure currently planned.  The 21 year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period.  If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced.  There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.  The 21 year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.  There is no certainty that the preliminary assessment will be realized.

The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

•

Production has been sustained from the San Dimas deposits for more than 200 years;

•

Luismin has been successfully conducting the mine operations at San Dimas for 19 years;

•

In the main production area at San Dimas, Luismin has been able to achieve a conversion of approximately 91% of the Inferred Mineral Resources into Mineral Reserves;

•

In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•

Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•

Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin will be better positioned to support their mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining.  This should provide for a higher level of Mineral Reserve definition prior to mining.

The Luismin operations are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines and achieve a lower cost structure in the future operations.

Zinkgruvan Mine, Sweden

At the request of the Company, John R. Sullivan, P.Geo. Senior Geologist, and G. Ross MacFarlane, P.Eng. Senior Associate Metallurgical Engineer, on behalf of WGM, prepared a report dated December 13, 2004 entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” (the “Zinkgruvan Report”).  John R. Sullivan, P.Geo. Senior Geologist, and G. Ross MacFarlane, P.Eng. Senior Associate Metallurgical Engineer, are each a “Qualified Person” and independent of the Company within the meaning of NI 43-101.

The following description of the Zinkgruvan Mine, other than the disclosure under the heading “Mineral Reserve and Mineral Resource Estimates”, has been summarized from the Zinkgruvan Report and readers should consult the Zinkgruvan Report to obtain further particulars regarding the Zinkgruvan Mine.  The Zinkgruvan Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

The Mineral Reserves and Mineral Resources for the Zinkgruvan Mine set out in the table under “Mineral Reserve and Mineral Resource Estimates” below have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are each qualified persons under NI 43-101.

Property Description and Location

The Zinkgruvan Mine is located in south-central Sweden in Narke County.  It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg.  While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres northwest of the Zinkgruvan Mine.

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one.  The immediate Zinkgruvan Mine area property consists of four contiguous blocks totaling 679.38 hectares in area.    Zinkgruvan also holds a small exploitation concession called Marketorp, located 35 kilometres east of the Zinkgruvan Mine, which covers historic zinc, lead showings and exploration work is planned.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The community of Askersund has a population of about 14,000.  The village of Zinkgruvan has about 450 inhabitants.  Zinkgruvan is the largest private employer in the municipality with about 287 employees.  Other local economic activities include agriculture, construction and light service industries.  The town of Askersund has a modest tourist industry in the summer and is a full service community.  There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 kilometres to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 kilometres to Askersund, and then by a secondary paved road for a further 15 kilometres through Ammeberg to Zinkgruvan.  Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations.  The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road.  The port of Göteborg on Sweden’s west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a milder climate than other areas equally far north.  Stockholm has an average temperature of 18 degrees Celsius in July.  The winter temperatures average slightly below freezing and snowfall is moderate.  Temperature records for Zinkgruvan show that the mean annual temperature is 5.5 degrees Celsius.  Mean monthly temperatures are below freezing from December through March.  The coldest month is February, with an average maximum temperature of -4.1 degrees Celsius and an average minimum of -11.1 degrees Celsius.  The warmest month is August with an average maximum temperature of 18.2°C and an average minimum of 12.2 degrees Celsius.  Annual precipitation is about 750 millimetres.  It ranges from a low of 11 millimetres in March to a high of 144 millimetres in August.

Zinkgruvan is located in very gently rolling terrain at about 175 metres above mean sea level (“masl”) and relief in the area is 30 metres to 50 metres.  It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec.  Outcrop is scarce.

History

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium.  Vieille Montagne merged into Union Miniere in 1990.

In the years immediately following the opening of the Zinkgruvan Mine, production was carried out on a modest scale.  Hand sorting and heavy media separation were sometimes employed to upgrade mined material.  Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually.  In the mid-1970s, a new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned.  These new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tonnes annually, which was achieved in 1982.  Since then, the production rate has been further increased to its present approximately 800,000 tonnes annually.  Nominal milling capacity is 900,000 tonnes annually but the operation has never achieved this level.  Potential future options include increasing the production rate to up to 1,500,000 tonnes annually including up to 500,000 tonnes annually from the copper zone.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% zinc, 2.4% lead have been produced.  Silver grade has been recorded only since 1980.  Production figures for the eight years from 1998 through 2005 are shown in the table below.

Year	Tonnes	Zn (%)	Pb (%)	Silver (grams per tonne)	Recovered Silver (ounces)
1998	691,000	10.8	3.8	85	1,335,000
1999	736,000	9.5	3.6	78	1,331,000
2000	733,000	10.8	4.0	102	1,531,000
2001	810,000	8.4	3.6	84	1,494,000
2002	707,000	7.2	3.8	90	1,561,000
2003	757,000	9.2	4.8	103	1,852,000
2004	733,000	9.1	4.9	99	2,038,000
2005	799,475	9.4	5.1	95	1,866,061
Averages	746,000	9.3	4.2	92	1,626,000

In late 1995, North Limited of Australia purchased the mine from Union Miniere and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area.  This program was, however, cut short before any significant diamond drilling was carried out and all North Limited’s non-core mineral rights other than Marketorp subsequently lapsed.  No off-site exploration has been conducted since 1999.  In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited and in June 2004 Zinkgruvan was acquired by South Atlantic Ventures Ltd., which shortly thereafter changed its name to Lundin Mining Corporation.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992.  The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain.  The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep.  Limestones, calc-silicates and mineralized deposits are commonly found within the metavolcanics.  The district is comprised of a series of small proximal basins in a continental rift environment.  The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin.  The copper zone dips steeply northwest, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed.  It is cut off latterly to the northeast by the Knalla fault and has been cut off by drilling to the southwest and above 650 metres vertical.  It may continue at depth.

Exploration

Since 1999, with minor exception, the only exploration conducted by Zinkgruvan has been that directly related to defining/upgrading known Mineral Resources and exploring for new ones on the Nygruvan-Knalla mineralized horizon, mostly in the Knalla portion of the mine.  Geological staff has historically been successful in upgrading Mineral Resources and replacing Mineral Reserves.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some workers prefer a sedimentary-exhalitive model.  However, there is evidence, particularly the presence of what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Drilling

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control.

Holes over 100 metres in length are surveyed using a Maxibor instrument with readings taken every 3 metres.  Core size is generally 28-36 millimetres for underground holes and 28-39 millimetres for surface holes.  Recovery is near 100%.

Sample Preparation, Assaying and Security

Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 metres.  Core splitting is handled in a dedicated and enclosed corner of the core logging area.  A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number.  A diamond saw is used occasionally.  The sample bags are transported to the on-site laboratory, located in the concentrator where they are prepared for eventual shipment to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, British Columbia for analysis.  The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities.  All sample batches are packaged securely and sample numbering is checked at each stage of the process.

A 10 gram portion of the pulverized sample is shipped to Acme.  One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment.  Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

The method uses a 1 gram pulp sample diluted in 100 millilitres Aqua Regia, which is then run by ICP-ES.  It covers 23 elements, those of critical importance being zinc, lead, silver, copper, cobalt, nickel and in addition aluminum, arsenic, bismuth, calcium, cadmium, chromium, iron, mercury, potassium, magnesium, manganese, molybdenum, sodium, phosphorus, antimony, strontium and tungsten.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Mineral Reserve and Mineral Resource Estimates

Zinkgruvan geological staff estimate and classify Mineral Reserves and Mineral Resources according to the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves, the JORC Code.  Zinkgruven staff have restated the estimates to comply with NI 43-101 requirements and to meet the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)
Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Proven	7,180,000	109	25,200,000
Probable	1,630,000	68	3,600,000
Proven + Probable	8,810,000	101	28,700,000

___________________________

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are each qualified persons under NI 43-101.

(2)

Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.

(3)

Dilution of the Mineral Reserves is estimated using volumetric reporting of mining blocks after application of a minimum mining width.

(4)

Bulk density are a function of different mineral concentrations and are estimated based on grades.

(5)

Cut-off values are calculated at a price of $5.00 per troy ounce of silver.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)
Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
Measured	1,070,000	34	1,200,000
Indicated	3,750,000	57	6,900,000
Measured + Indicated	4,820,000	52	8,100,000
Inferred	9,010,000	95	27,600,000

___________________________

(1)

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved.  A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations.  Significant reductions to the operating costs for the nominal 800,000 tonnes per annum operation have been achieved as a result of the changes.  The integration of new ground control technology and mining methods to the underground operation is nearly complete, however, the concentrator continues to operate at approximately 80% of the installed capacity due to a shortage of feed.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall.  The mining methods and sequences were changed and a new paste backfill system was installed in 2001.  The mine production reached 810,000 tonnes in 2001 which was the highest level of production in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence but has fallen short of production targets.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies.  Shafts P1 and P2 at Nygruvan are 735 metres and 900 metres deep, respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel.  There is an internal ramp system below 250 metres but no ramp from surface.  The Knalla shaft, P3, is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes.  Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes.  On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.  In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling.  Stoping is carried out with 15 metre sublevels and stope lengths of 30 metres.

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation.  Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft was completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit).  Some mine servicing is also carried out with track transport from the shaft to the underground shops and storage areas.  Due to battery failure on two of the Kiruna trucks, a study was undertaken regarding whether to replace the electric trucks with Volvo diesel highway type haulage trucks.  A decision was made to keep one electric truck in use for haulage from the 980 to 800 level only.

The Zinkgruvan Mine has all unit operations mechanized and has a modern fleet of equipment.  Due to economic constraint caused by low metal prices in recent years, some capital equipment replacements have been deferred.  The Lundin management has begun to address this issue.

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tonnes per annum capacity versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tonnes per annum.  The shaft is considered capable of meeting the ore and waste requirements for an ore production averaging 833,000 tonnes per annum anticipated in the unofficial 2005-2009 five-year mine plan.

The ground conditions in the underground workings at Zinkgruvan have an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle.  Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies.  By the mid 1990s, as the mined out areas increased in size, ground conditions became a more significant factor in planning and achieving production.  This condition was generally more significant in Nygruvan due to the deeper depth of mining and the greater extent of the mined out area.  At the time, the hanging wall stability was not as much an issue in Burkland due to the shallower depth, less advanced mining excavation and the shorter strike length.

Starting in the mid 1990s, Zinkgruvan engaged external consultants to review the ground conditions and recommend changes and additions to the underground operations and ground control program.  Included in the changes implemented over the last seven years are:  construction of a paste backfill plant and incorporation of tight cemented fill in the mining cycle and in catch-up of filling mined out areas; development of a numerical modelling system using the Nfold program to track ground conditions; installation of a seismic monitoring station; development of a stoping sequence and mine development plan designed to maintain hanging wall stability; and development of a ground control management plan.

In 2002 the mine suffered the failure of a main ore pass at Burkland, that significantly restricted production.  The initial paste fill plant operation and underground distribution system also encountered operational difficulties, which took time to resolve.  The operation is now able to support the backfill requirements of ongoing mining and has almost completed the catch-up filling of mined out areas that have been restricted from further mining due to instability of the hanging wall.

Concentrator Operations

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft.  The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility.  In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements.  The mill has a nominal capacity of 800,000 tonnes annually.  In 2003, it operated about 80% of the time indicating a potential capacity of 900,000 tonnes per annum at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type.  In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The concentrator final tailings are pumped approximately 4 kilometres south of the plant site to a tailings management area.  The tailings area consists of elevated earth filled dams to contain the tailings flow.  One decant structure drains the water to a holding pond for recycle to the mill.  A second decant structure has been closed off.  The current containment structures are at an elevation of 192 metres above sea level and provide capacity until 2006-2007 depending on the proportion of tailings prepared for underground backfill.

In 2002 the tailings dam developed sinkholes attributed to migration of fines to the decantation towers.  Prior to 2002 there was some small sinkhole activity in the containment structures that has been attributed to migration of fines out of the dam core.  Various geotechnical studies were initiated as well as installation of piezometres in the dam and a comprehensive monitoring plan.  The tailings deposition point was relocated to reduce the hydraulic head near the containment structures.

More recently, in late March 2004 a small sinkhole developed in the upstream dam.  Golder (UK), which has provided geotechnical tailings dam advice in the past, conducted an initial investigation and although it considered the risk of failure of the containment dams remote, recommended an extensive investigation and initial remedial action.  Further investigation was undertaken with the conclusion reached that the problem would be alleviated by ensuring that a relatively large ‘beach’ area was maintained between the tailings dam outer wall and the actual water-covered area.

An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres was made in late 2001 and approval was granted subject to payment of a reclamation security deposit.

Environmental

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site.  With rare exception it meets and has met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.  Zinkgruvan has stated that it has no liability for activities carried out prior to 1969, but that as a good corporate citizen it is providing assistance to help isolate the problem and provide remediation if required.  Some remedial activity was undertaken during 2005 and more will be undertaken as required.  This does not appear to be a significant economic issue and is being handled appropriately and at low cost by Zinkgruvan.

In December 2001, Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 metres to 200 metres above sea level and at the same time to increase production from 900,000 tonnes per annum to 1,500,000 tonnes per annum.  The additional tonnage could include a maximum 500,000 tonnes per annum from the copper zone.  The tailings area presently has storage capacity for two or three additional years assuming the paste fill plant continues to operate at current levels.  The raised dam would allow for production until 2025 at current and planned rates.  Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation.  This amounted to SEK 150,000,000 or roughly $22,000,000 at today’s exchange rate.  There was also a requirement to provide information to show that copper ore production would not result in acid generating tailings, as present tailings are not acid generating.  Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time.  It also stated that final closure costs would likely be less than the amount requested.  In December 2003, the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that such closure costs would be less.  Zinkgruvan filed a new closure plan on December 1, 2004.  This plan (based on a study of tailings disposal in accordance with prevailing European Union regulations) estimates that closure will cost considerably less than previously estimated.  The tailings, including those which would result from eventual mining of the copper zone, are considered to be inert.  Zinkgruvan estimates that should closure be undertaken today, the cost would be approximately SEK 10,000,000 or $1,500,000.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft.  The normal process of consultation with those who could be affected by such a designation was bypassed by authorities.  The area included in the reserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite.  Discussions to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area have been initiated.

Markets and Contracts

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe.  All concentrate sales contracts are negotiated and prepared by Lundin personnel based in Stockholm but are signed by and in the name of Zinkgruvan.  All logistical as well as some administrative functions are performed by Zinkgruvan mine site-based personnel.

Zinkgruvan produces approximately 120,000 tonnes per day of zinc concentrate and 48,000 tonnes per day of lead concentrate.  The lead concentrate contains the payable silver.  The quality of the concentrate is uniformly high and it is readily accepted by all customers.  The only issue in respect of the quality is the cobalt content in the zinc concentrate, sometimes 250 parts per million, well above the penalty level of 150 parts per million at some smelters.

Zinc concentrate is sold to four major smelters in Europe on long term contracts.  Terms for three of the customers have treatment charges (“TCs”) fixed on a yearly basis.  For the fourth and major (approximately 50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% for 2006.  The agreed fixed TCs are considered high given today’s market and unfavourable for Zinkgruvan and are not open to renegotiation.

All other terms in the zinc contracts, such as payment terms and quotational period, are normal market ones.

Lead concentrate is sold to two customers (approximately 50% each).  The TCs for 2004 was fixed at European market level.  For the spot quantities sold in 2004, the TCs have been more favourable for the mine.  All other terms are standard market ones.  The silver in the lead concentrate is paid 95% of the contained silver with a deduction of 50 grams per dry tonne.  The large amount of spot sales in 2004 resulted from the situation where the parent company of one of the major lead smelters in Europe ran into financial difficulties in 2003 resulting in the cancellation of that contract.  For 2005 the plan is to sell all lead concentrates to two major European smelters.

Concentrate is shipped by truck 100 kilometres to the port of Otterbacken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports.  All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.

There are no metal hedges in place.

Europe is today and will continue to be a long-term, net buyer of zinc concentrate.  This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures.   Nonetheless, there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

Capital Costs

Capital requirements to improve and sustain the Zinkgruvan operation have been identified and scheduled in the current life of mine plan.  In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance in its ecomonim analysis, which formed a part o fits full December 13, 2004 technical report.  In the initial years of the plan, capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations which are continuing.  It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation security payment currently under review with the regulatory authority.  An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the economic analysis.

Taxes

There are no mining taxes, royalties or Swedish corporate taxes payable in Sweden.  Taxable income losses are carried forward indefinitely but are not carried back.

Production Estimates

Silver production is projected to average approximately 2,000,000 ounces per year over the life of the mine.  Additional exploration and development work is in progress to further extend the life of the operation.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series.  As of March 16, 2006, 184,179,332 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series.  The Company’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series.  Except as required by law or as otherwise determined by the Company’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders.  The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “SLW” and on the AMEX under the symbol “SLW”.  The following table sets forth information relating to the trading of the Common Shares on the TSX and on the AMEX for the months indicated.

Month	High (TSX/AMEX)	Low (TSX/AMEX)	Volume (TSX/AMEX)

January 2005	C$3.69	C$3.00	9,398,644
February 2005	C$4.05	C$3.15	9,525,049
March 2005	C$4.55	C$3.66	10,073,947
April 2005	C$3.89	C$3.25	8,427,230
May 2005	C$3.72	C$3.21	7,151,266
June 2005	C$4.15	C$3.59	10,271,375
July 2005 (1)	C$3.99 / US$3.29	C$3.67 / US$3.12	5,359,317 / 2,736,500
August 2005	C$4.48 / US$3.67	C$3.93 / US$3.34	13,885,146 / 4,125,700
September 2005	C$5.12 / US$4.37	C$4.23 / US$3.65	16,284,636 / 5,967,100
October 2005	C$5.73 / US$4.85	C$4.75 / US$4.03	11,482,969 / 9,575,300
November 2005	C$6.60 / US$5.49	C$5.15 / US$4.49	10,418,888 / 8,965,700
December 2005	C$6.78 / US$5.80	C$5.65 / US$4.99	12,813,943 / 17,006,800

____________________________________

(1)

The Common Shares commenced trading on the AMEX on July 6, 2005.

Warrants

The Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT”.  The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2005	0.33	0.26	3,350,129
February 2005	0.44	0.265	7,034,057
March 2005	0.64	0.38	7,042,661
April 2005	0.49	0.31	3,156,546
May 2005	0.46	0.32	11,233,149
June 2005	0.42	0.34	9,075,589
July 2005	0.42	0.34	1,481,716
August 2005	0.48	0.38	4,060,292
September 2005	0.47	0.375	7,338,416
October 2005	0.55	0.40	35,000,682
November 2005	0.65	0.45	3,795,566
December 2005	0.68	0.52	3,486,261

Series A Warrants

The Series A Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT.A”.  The following table sets forth information relating to the trading of the Series A Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
April 2005 (1)	0.42	0.25	777,455
May 2005	0.35	0.215	6,471,697
June 2005	0.30	0.24	3,309,850
July 2005	0.28	0.23	786,333
August 2005	0.30	0.25	834,050
September 2005	0.35	0.24	1,967,650
October 2005	0.48	0.29	3,615,512
November 2005	0.52	0.34	1,809,750
December 2005	0.55	0.35	10,397,800

______________________________________

(1)

The Series A Warrants commenced trading on the TSX on April 1, 2005.

Series B Warrants

The Series B Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT.B”.  The following table sets forth information relating to the trading of the Series B Warrants on the TSX from December 22, 2005 to December 30, 2005.

Month	High (C$)	Low (C$)	Volume
December 2005 (1)	1.95	0.99	543,350

______________________________________

(1)

The Series B Warrants commenced trading on the TSX on December 22, 2005.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

John A. Brough (1)(2)(3) Florida, United States	Director since October 2004 (5)	President of Torwest Inc. (real estate development company)

R. Peter Gillin (1)(2)(3) Ontario, Canada	Director since October 2004 (5)	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)

Eduardo Luna Mexico City, Mexico	Chairman, Interim Chief Executive Officer and Director since December 2004 (5)	Interim Chief Executive Officer of the Company, Executive Vice President of Goldcorp and President of Luismin (mining companies)

Wade D. Nesmith (1)(2)(3)(4) British Columbia, Canada	Director since October 2004 (5)	Private Investor

Ian W. Telfer British Columbia, Canada	Director since October 2004 (5)	President and Chief Executive Officer of Goldcorp (mining company)

Peter D. Barnes British Columbia, Canada	Executive Vice President and Chief Financial Officer (6)	Executive Vice President and Chief Financial Officer of Goldcorp (mining company)

Paul M. Stein Ontario, Canada	Corporate Secretary (7)	Partner, Cassels Brock & Blackwell LLP (law firm)

Anna M. Tudela British Columbia, Canada	Director, Legal and Assistant Corporate Secretary (8)	Director, Legal and Assistant Corporate Secretary of Goldcorp (mining company) and the Company

_______________________________

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Lead Director.

(5)

Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

(6)

Mr. Barnes was appointed as Chief Financial Officer of the Company effective October 15, 2004 and Executive Vice President of the Company effective October 20, 2004.  Mr. Barnes will be appointed Chief Executive Officer effective April 20, 2006.

(7)

Mr. Stein was appointed as Corporate Secretary of the Company effective October 15, 2004.

(8)

Ms. Tudela was appointed as an officer of the Company effective July 26, 2005.

The principal occupations, businesses or employments of each of the Company’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

John A. Brough – Director.  Mr. Brough has been President of Torwest Inc., a real estate development company, since 1998.  Prior to 1998, Mr. Brough held the position of Executive Vice President and Chief Financial Officer of iStar Internet Inc.  Prior to 1997, Mr. Brough was Senior Vice President and Chief Financial Officer of Markborough Properties Limited.  Mr. Brough is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation and a director of Livingston International Income Fund.  He holds a Bachelor of Arts degree and is a Chartered Accountant.

R. Peter Gillin – Director.  Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration and development company, since October 2003.  Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation.  From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited.  He is a Chartered Financial Analyst charterholder.

Eduardo Luna – Chairman and Interim Chief Executive Officer.  Mr. Luna has been Chairman and Interim Chief Executive Officer of Silver Wheaton since October 2004, Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton”) from June 2002 to April 2005, Executive Vice President of Goldcorp since March 2005 and President of Luismin, S.A. de C.V. since 1991.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.  He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years.  He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute.  He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Wade D. Nesmith – Lead Director.  Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004.  From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates.  Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia.  From December 2003 to March 2005, Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer.  He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

Ian W. Telfer – Director.  Mr. Telfer was Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. from September 2001 to April 2005, and has been Chief Executive Officer and President of Goldcorp since February 24, 2005 and March 17, 2005, respectively.  Mr. Telfer has over 20 years experience in the precious metals business.  As a founding director of TVX Gold Inc., he served as its President and Chief Executive Officer during the first ten years and has also held positions as a director of Lihir Gold, and President and Chief Executive Officer of Vengold Inc.  In these capacities, Mr. Telfer has raised close to $1 billion for mining exploration and development around the world.

Peter D. Barnes – Executive Vice President and Chief Financial Officer.  Mr. Barnes was Executive Vice-President of Wheaton from February 2003 to April 2005, Chief Financial Officer of Wheaton from July 2003 to April 2005, and has been Executive Vice-President and Chief Financial Officer of Silver Wheaton since October 2004, and Executive Vice-President and Chief Financial Officer of Goldcorp since March 2005.  Prior to joining Wheaton, from September 1996 to March 2002, he was Chief Financial Officer of Crew Development Corporation and, from October 2000 to March 2002, he was President and Chief Financial Officer of Crew Development Corporation where he was instrumental in building the company over a period of five years.  Mr. Barnes is a Chartered Accountant with over 15 years of senior financial experience, and holds a BSc in Economics from the University of Hull, England.

Paul M. Stein – Corporate Secretary.  Mr. Stein was appointed as Silver Wheaton’s Corporate Secretary in October 2004.  Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1995.  Mr. Stein practices in the area of corporate and securities law with an emphasis on mining, corporate finance and mergers and acquisitions.  Mr. Stein acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters.  Mr. Stein is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2004 publication and is recognized as one of the leading lawyers in Canada in the 2005 Lexpert/American Lawyer Guide.

Anna M. Tudela –Director, Legal and Assistant Corporate Secretray.  Ms. Tudela has more than 20 years of experience in the securities and corporate finance areas, both in the United States and Canada.  She is also Director, Legal and Assistant Corporate Secretary of Goldcorp and Manager of Roundtables of the Forum for Women Entrepreneurs BC.  Prior to joinging Silver Wheaton and Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis & Company LLP from 1996 to 2005.  From 1995 to 1996, Ms. Tudela was Corporate Secretary of Diamond Fields International Ltd.

As at March 16, 2006, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 329,000 Common Shares, representing approximately 0.18% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Silver Wheaton) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Wade Nesmith who was a director of an auto parts manufacturing company when it applied for Chapter 11 bankruptcy protection in December 2004 and emered from Chapter 11 bankruptcy protection in March 2005, and Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies, in particular, Goldcorp, and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies.  See “Description of the Business — Risk Factors — Conflicts of Interest” and “Interest of Management and Others in Material Transactions”.

The directors and officers of Silver Wheaton are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Silver Wheaton will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since September 1, 2003, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

On October 15, 2004, the Company completed the Luismin Transaction.  See “General Development of the Business – Luismin Transaction”.  Pursuant to the Luismin Transaction, Goldcorp became an indirect holder of 108 million Common Shares or 75% of the then outstanding Common Shares.  In connection with the Luismin Transaction, the Company entered into the Services Agreement with Goldcorp whereby the Company has agreed to reimburse Goldcorp for the use of a portion of its office facilities and the services of its personnel.  At December 31, 2005, Goldcorp’s 108 million Common Shares represented a 58.9% interest in the Company.  In February 2006, the Company agreed to issue an additional 18 million Common Shares to Goldcorp as partial consideration for the amendment to the Luismin Silver Purchase Agreement.  See “General Development of the Business – Luismin Transaction”.

A director of the Company (Ian Telfer) is President and Chief Executive Officer of Goldcorp; the Chairman and Interim Chief Executive Officer of the Company (Eduardo Luna) is Executive Vice President of Goldcorp; and the Executive Vice President and Chief Financial Officer of the Company (Peter Barnes) is Executive Vice President and Chief Financial Officer of Goldcorp.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company (“CIBC Mellon”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants, the Series A Warrants and the Series B Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the year ended December 31, 2005 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.

The Luismin Silver Purchase Agreement referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

2.

The Goldcorp Option Agreement referred to under the heading “General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects” in this annual information form;

3.

The Luismin Option Agreement referred to under the heading “General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects” in this annual information form;

4.

The Pre-Emptive Rights Agreement referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

5.

The Services Agreement referred to under the heading “Description of the Business – Operations – Employees” in this annual information form;

6.

The Zinkgruvan Silver Purchase Agreement referred to under the heading “General Development of the Business – Zinkgruvan Transaction” in this annual information form;

7.

The amended and restated common share purchase warrant indenture between the Company and CIBC Mellon dated as of June 1, 2005 governing the terms and conditions of the Warrants, every five Warrants entitling the holder thereof to purchase one Common Share at a price of C$4.00 until August 5, 2009;

8.

The common share purchase warrant indenture between the Company and CIBC Mellon dated as of November 30, 2004 governing the terms and conditions of the Series A Warrants, every five Series A Warrants entitling the holder thereof to purchase one Common Share at a price of C$5.50 until November 30, 2009; and

9.

The common share purchase warrant indenture between the Company and CIBC Mellon dated as of December 22, 2005 governing the terms and conditions of the Series B Warrants, each Series B Warrant entitling the holder thereof to purchase one Common Share at a price of C$10.00 until December 22, 2010.

10.

Letter of intent between Silver Wheatonand Goldcorp regarding the amendment to the Luismin Silver Purchase Agreement.

INTERESTS OF EXPERTS

The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:

1.

Reynaldo Rivera, MAusIMM, at Luismin is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas and San Martin mines.

2.

John R. Sullivan, P.Geo. Senior Geologist, and G. Ross MacFarlane, P.Eng. Senior Associate Metallurgical Engineer, of WGM are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Zinkgruvan Mine.

The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.

Luismin Mines – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Wheaton River Minerals Ltd.” dated March 9, 2005.

2.

Zinkgruvan Mine – John R. Sullivan, P.Geo., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, on behalf of WGM, prepared a NI 43-101 report for the Company entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” dated December 13, 2004.

Each of such reports are available on SEDAR at www.sedar.com under the Company’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – Technical Information”.

None of WGM, nor Messrs. Spring, MacFarlane or Sullivan, held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of WGM, its directors, officers or employees, nor Messrs. Spring, MacFarlane or Sullivan, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte & Touche LLP, are the independent auditors for the Company.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

The members of the Company’s Audit Committee are John A. Brough (Chairman), R. Peter Gillin and Wade D. Nesmith.  Each of Messrs. Brough, Gillin and Nesmith are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

The Audit Committee met four times during 2005 and each of Messrs. Brough, Gillin and Nesmith were present.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

John A. Brough – Mr. Brough has a Bachelor of Arts degree from the Unitversity of Toronto, is a Chartered Accountant and is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation and a director of PBB Global Logistics Income Fund.

R. Peter Gillin – Mr. Gillin holds an Honors Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst Charterholder.  Mr Gillin is currently the Chairman and Chief Executive Officer of Tahera Diamond Corporation and is also a member of the Independent Review Committee of TD Asset Management Inc. for the purposes of Mutual Reliance Review System applications under National Instrument 81-102 Mutual Funds.

Wade D. Nesmith – Mr. Nesmith has a law degree from Osgoode Hall Law School, has practiced law in the Province of British Columbia as associate counsel with Lang Michener LLP, is the former Superintendent of Brokers for the Province of British Columbia and was formerly Chairman of the Executive Committee and the Compensation Committee and a member of the Audit Committee of Oxford Automotive Inc.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2005 were C$93,500 (four months ended December 31, 2004 – C$55,036).

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2005 were C$75,000 (four months ended December 31, 2004 – C$33,869).  Work performed for these fees included the review of the Company’s S-8, as well as its short-form prospectus dated December 16, 2005, and the French translation of the Company’s consolidated financial statements for the four months ended December 31, 2004 and the Company’s interim un-audited consolidated financial statements for the three and nine months ended September 30, 2005.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the year ended December 31, 2005 were C$38,200 (four months ended December 31, 2004 – C$305,344).

All Other Fees

There were no other fees billed by the Company’s external auditors during the last two financial years.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on April 20, 2006 which will be available on SEDAR at www.sedar.com.  Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2005.

SCHEDULE “A”

SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

I.

PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;

B.

assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.

assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Corporation’s financial reporting process and internal controls, the Corporation’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.

preparing Audit Committee report(s) as required by applicable regulators; and

G.

encouraging continuous improvement of, and fostering adherence to, the Corporation’s policies, procedures and practices at all levels.

II.

COMPOSITION AND OPERATIONS

A.

The Committee shall operate under the guidelines applicable to all Board committees.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Corporation), directly or indirectly, any consulting, advisory, or other compensation from the Corporation other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Schedule A, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Schedule A.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and independent auditors of the Corporation.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Corporation’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.

Create an agenda for the ensuing year.

B.

Review and update this Charter at least annually, as conditions dictate.

C.

Describe briefly in the Corporation’s annual report and more fully in the Corporation’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.

Documents/Reports Review

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication.  The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

-A2 –

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)

Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)

Review expenses of the Board Chair and CEO, the CFO and COO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.

Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)

Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Corporation to determine their independence and report to the Board of Directors.

iv)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)

the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)

the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

- A3 -

v)

Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)

Review the relationship of non-audit fees to audit fees paid to the independent Auditor  to ensure that auditor independence is maintained.

vii)

Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant.  Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements.  Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)

Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)

Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)

bookkeeping or other services related to the accounting records or financial statements of the Corporation;

b)

financial information systems design and implementation;

c)

appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)

actuarial services;

e)

internal audit outsourcing services;

f)

management functions or human resources;

g)

broker or dealer, investment adviser or investment banking services;

h)

legal services and expert services unrelated to the audit; and

i)

any other services which the Public Company Accounting Oversight Board determines to be impermissible.

- A4 -

xiii)

Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.

Financial Reporting Processes

i)

In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)

Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G.

Process Improvement

i)

Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)

Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted.  The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)

Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)

Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

- A5 -

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.  This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Corporation are raised for consideration at the full Board.

H.

Ethical and Legal Compliance

i)

Review management’s monitoring of the Corporation’s system in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)

Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)

Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

I.

Risk Management

i)

Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Corporation.

ii)

Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Corporation’s management of principal business risks, is complete and fairly presented.

iii)

Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J.

General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

- A6 -

iv)

Perform any other activities consistent with this Charter, the Corporation’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.

ACCOUNTABILITY

A.

The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.

The minutes of the Audit Committee should be filed with the Corporate Secretary.

- A7 -

APPENDIX ONE TO SCHEDULE “A” SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Corporation, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)

an understanding of financial statements and generally accepted accounting principles;

b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)

an understanding of internal controls and procedures for financial reporting; and

e)

an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)

other relevant experience

- A8 -

EXHIBIT 99.2 and EXHIBIT 99.3

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The following should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 3, 2006.

2005 HIGHLIGHTS

•

Net earnings of $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver (four months ended December 31, 2004 – net earnings of $1.8 million ($0.02 per share) from the sale of 1.5 million ounces).

•

Operating cash flows of $30.0 million (four months ended December 31, 2004 - $8.4 million).

•

Cash and cash equivalents at December 31, 2005 of $117.7 million (December 31, 2004 - $20.0 million) and working capital of $118.7 million (December 31, 2004 - $18.1 million).

•

Acquired 15% interest in Bear Creek Mining Corporation, developing the Corani silver project in Peru.

•

In July, 2005 the Company began trading on the AMEX under the symbol SLW.

•

In December, 2005 the Company raised gross proceeds of $86 million by way of public offering.

•

The Company is debt free, unhedged and seeking further acquisitions.

•

In February, 2006, Silver Wheaton announced that it had agreed to amend its existing agreement with Goldcorp, whereby Silver Wheaton will acquire increased silver production from Goldcorp of more than 100 million ounces over 24 years.

•

In February, 2006, Silver Wheaton announced that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, based on the production from their Yauliyacu mining operations in Peru, increasing annual silver sales to 20 million ounces by 2009.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company, and is the only mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the largest, most profitable and best managed pure silver company in the world.

During the four months ended December 31, 2004, Silver Wheaton acquired the rights to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico, and by Lundin Mining’s Zinkgruvan mine in Sweden (the “Luismin Transaction” and the “Zinkgruvan Transaction” respectively).  Both mines are low-cost producers and are expected to have remaining lives of over 20 years.

During August, 2005, the Company acquired approximately 15% of the common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) for total consideration of $13.7 million (Cdn$16.4 million.)

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit.  The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

SILVER WHEATON CORP. 1

On February 13, 2006, Silver Wheaton announced that it had agreed to amend its existing silver purchase agreement with Goldcorp, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico, resulting in projected additional silver production of more than 100 million ounces over the remaining term of their 25 year agreement.

On February 23, 2006, Silver Wheaton announced that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, based on the production from their Yauliyacu mining operations in Perú.  With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

SUMMARIZED FINANCIAL RESULTS

The year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2005 includes the results of operations for the year then ended. Comparative figures are for the four months ended December 31, 2004 and the twelve months ended August 31, 2004 and 2003.

	December 31	December 31	August 31	August 31
	2005	2004	2004	2003
	(12 Months)	(4 Months)	(12 Months)	(12 Months)

Silver sales ($000's)	$70,895	$10,986	$-	$-
Ounces (000’s)	9,702	1,505	-	-
Average realized silver price ($'s per ounce)	$7.31	$7.30	$-	$-
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$-	$-

Net earnings (loss) ($000's)	$25,291	$1,765	$(151)	$59

Basic and diluted earnings (loss) per share	$0.15	$0.02	$(0.09)	$0.03

Cash flow from (used in) operations ($000's)	$30,004	$8,356	$(44)	$(15)

Cash and cash equivalents ($000's)	$117,741	$19,989	$320	$92

Total assets ($000's)	$266,151	$156,988	$53,491	$543

Shareholders' equity ($000's)	$264,190	$154,431	$50,171	$446

1) Refer to discussion on Non-GAAP measures

SILVER WHEATON CORP. 2

QUARTERLY FINANCIAL RESULTS

	2005
	Q4	Q3	Q2	Q1	Total

Silver sales ($000's)	$17,474	$18,081	$19,263	$16,077	$70,895
Ounces (000’s)	2,176	2,535	2,668	2,323	9,702
Average realized silver price ($'s per ounce)	$8.03	$7.13	$7.22	$6.92	$7.31
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$3.90

Net earnings ($000's)	$7,009	$6,378	$6,722	$5,182	$25,291

Basic and diluted earnings per share	$0.04	$0.04	$0.04	$0.03	$0.15

Cash flow from operations ($000's)	$7,654	$7,947	$9,253	$5,150	$30,004

1) Refer to discussion on Non-GAAP measures

	December 31	August 31	May 31	February 29
	2004	2004	2004	2004
	(4 Months)	(3 Months)	(3 Months)	(3 Months)

Silver sales ($000's)	$10,986	$-	$-	$-
Ounces (000’s)	1,505	-	-	-
Average realized silver price ($'s per ounce)	$7.30	$-	$-	$-
Total cash cost ($'s per ounce)[1]	$3.90	$-	$-	$-

Net earnings (loss) ($000's)	$1,765	$(16)	$(20)	$(152)

Basic and diluted earnings (loss) per share	$0.02	$(0.01)	$(0.01)	$(0.09)

Cash flow from (used in) operations ($000's)	$8,356	$(29)	$(19)	$8

1) Refer to discussion on Non-GAAP measures

During the three months ended December 31, 2005, the Company realized record net earnings of $7.0 million (four months ended December 31, 2004 - $1.8 million) from the sale of 2.2 million ounces of silver (four months ended December 31, 2004 – 1.5 million).

SILVER WHEATON CORP. 3

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

	Twelve Months Ended December 31, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$57,406	$13,489	$-	$70,895
Ounces (000’s)	7,886	1,816	-	9,702
Average realized silver price ($'s per ounce)	$7.28	$7.43	$-	$7.31
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$23,721	$3,335	$(1,765)	$25,291

1) Refer to discussion on Non-GAAP measures

	Four Months Ended December 31, 2004
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$10,175	$811	$-	$10,986
Ounces (000’s)	1,387	118	-	1,505
Average realized silver price ($'s per ounce)	$7.34	$6.89	$-	$7.30
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$4,179	$140	$(2,554)	$1,765

1) Refer to discussion on Non-GAAP measures

The Company has three business segments, the Luismin contract, the Zinkgruvan contract and corporate operations.

Luismin

On October 15, 2004, a 100% subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into an agreement to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico.  During 2005, SW Caymans purchased 7.9 million ounces (four months ended December 31, 2004 – 1.4 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $7.28 per ounce (four months ended December 31, 2004 - $7.34 per ounce).   The Company’s cash flows and net earnings under the Luismin silver contract for 2005 were $26.5 million (four months ended December 31, 2004 - $4.8 million) and $23.7 million (four months ended December 31, 2004 - $4.2 million), respectively.

During 2005, an aggressive exploration and development program was carried out at Luismin’s San Dimas mine.  This program has been successful with deep and on-strike extensions of the central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins.  At December 31, 2004, the Luismin mines had proven and probable reserves of 40.3 million ounces of silver and inferred resources of 145.6 million ounces of silver.  Luismin has historically converted resources into reserves at a rate of approximately 90%.

SILVER WHEATON CORP. 4

The results of the Luismin mine operations for the years ended December 31, 2005 and 2004 are shown below:

	2005
	Q4	Q3	Q2	Q1
• Ore milled (tonnes)	250,600	244,000	218,700	199,000
• Grade (grams/tonne)
- Gold	5.57	5.55	6.23	6.59
- Silver	298.02	331.51	310.35	334.63
• Recovery (%)
- Gold	94%	94%	95%	95%
- Silver	88%	88%	91%	88%
• Production (ounces)
- Gold	42,200	41,000	41,800	40,000
- Silver	1,855,700	2,005,700	1,974,400	1,894,000
• Sales (ounces)
- Gold	42,200	39,100	44,000	38,300
- Silver	1,819,800	2,003,800	2,088,000	1,974,400

	2004
	Q4	Q3	Q2	Q1
• Ore milled (tonnes)	199,900	187,800	192,600	209,800
• Grade (grams/tonne)
- Gold	5.35	5.95	5.61	5.19
- Silver	280.28	326.23	302.17	266.00
• Recovery (%)
- Gold	94%	95%	95%	94%
- Silver	88%	91%	89%	90%
• Production (ounces)
- Gold	32,300	34,200	33,300	32,700
- Silver	1,586,900	1,798,700	1,664,400	1,615,500
• Sales (ounces)
- Gold	32,800	33,400	33,500	32,400
- Silver	1,615,100	1,792,000	1,654,500	1,612,900

Since October 15, 2004, all silver produced by Luismin has been sold to Silver Wheaton Corp at a price of $3.90 per ounce.

On February 13, 2006, Silver Wheaton announced that it has agreed to amend its existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Silver Wheaton’s annual silver sales will increase to approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

SILVER WHEATON CORP. 5

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007).  Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million promissory note, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton.  Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton. The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

Production of silver at the Luismin mines, which in 2005 approximated 8 million ounces, is expected to average approximately 9.5 million ounces for 2006, 2007 and 2008, increasing to 13 million ounces per annum thereafter. As a result of the amendment to the silver purchase agreement, Silver Wheaton will not be required to fund its 50% share of the increased capital expenditures planned by Goldcorp and will preserve its cash resources to fund growth opportunities.

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”). During 2005, SW Caymans purchased 1.7 million ounces (four months ended December 31, 2004 – 0.2 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 1.8 million ounces (four months ended December 31, 2004 – 0.1 million ounces) for an average price of $7.43 per ounce (four months ended December 31, 2004 - $6.89 per ounce).   The Company’s cash flows and net earnings under the Zinkgruvan silver contract for 2005 were $4.3 million (four months ended December 31, 2004 - $0.4 million) and $3.3 million (four months ended December 31, 2004 - $0.1 million), respectively.

As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 28.7 million ounces, measured and indicated resources of 8.1 million ounces and inferred silver resources of 27.5 million ounces.  The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

SILVER WHEATON CORP. 6

Corporate

	December 31	December 31	August 31	August 31
	2005	2004	2004	2003
(US dollars in thousands)	(12 Months)	(4 Months)	(12 Months)	(12 Months)

General and administrative	$1,980	$381	$45	$17

Stock based compensation	463	5,046	10	-

Project evaluation	91	69	-	-

Interest income	(705)	(255)	-	-

Foreign exchange gain	(64)	(2,687)	-	-
Corporate net loss	$1,765	$2,554	$55	$17

General and administrative expenses totaled $1,980,000 during 2005 (four months ended December 31, 2004 – $381,000), including $416,000 (four months ended December 31, 2004 - $131,800) paid to Goldcorp for management and administrative services at cost. Also included in general and administrative expenses were professional service fees, including legal, accounting and audit fees, totaling $415,000 (four months ended December 31, 2004 - $100,000), salary expenses of $312,000 (four months ended December 31, 2004 - $nil), and investor relations and regulatory fees of $254,000 (four months ended December 31, 2004 - $54,000). Total general and administrative expenses for the twelve months ended December 31, 2005 were higher than for the four months ended December 31, 2004, because of a full year of operations in 2005 compared to the four month period ended December 31, 2004 for which substantial operations did not commence until October 15, 2004.

The non-cash stock based compensation expense has been estimated using the Black-Scholes option valuation method to determine the fair value of the share purchase options granted.

Interest income during 2005 of $705,000 (four months ended December 31, 2004 - $255,000) was the result of interest on cash balances held in short-term money market instruments.

Project evaluation expenses of $91,000 (four months ended December 31, 2004 - $69,000) were incurred in pursuing additional silver acquisition opportunities.  Project evaluation expenses will continue to be incurred for the foreseeable future.

During 2005, a foreign exchange gain of $64,000 (four months ended December 31, 2004 - $2,687,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company’s functional currency).

Non GAAP measures – total cash costs per ounce of silver calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis.  These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During 2005, the Company’s total cash costs were $3.90 per ounce of silver.

SILVER WHEATON CORP. 7

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005 the Company had cash and cash equivalents of $117.7 million (December 31, 2004 - $20.0 million) and working capital of $118.7 million (December 31, 2004 - $18.1 million).

During 2005, the Company generated operating cash flows of $30.0 million (four months ended December 31, 2004 - $8.4 million).  In the opinion of management, the working capital at December 31, 2005, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the year ended December 31, 2005, the Company received proceeds of $2.0 million (four months ended December 31, 2004 - $nil) from the exercise of 710,000 (four months ended December 31, 2004 – nil) share purchase options at a weighted average exercise price of Cdn$3.27 per option.  As of February 13, 2006, there were 183,761,000 outstanding common shares, 6,042,300 share purchase options and 165,620,000 share purchase warrants, which are convertible into 39,374,200 shares.

Public offering

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a public offering of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit.  Each of the subscription receipts was automatically converted without payment of additional consideration into one common share, and one-half of one Series “B” warrant (TSX: SLW.WT.B) of the Company. Each Series B warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.  Share issue costs amounted to $4.3 million.

Investment in Bear Creek

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) on the open market at a price of Cdn$3.03 per share, for total consideration of $12.2 million (Cdn$14.6 million).   In addition, on August 30, 2005, the Company acquired by way of private placement, 540,000 units of Bear Creek at a price of Cdn$3.25 per unit for total consideration of $1.5 million (Cdn$1.8 million).  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of Cdn$4.25 for a period of two years from the transaction close date.  As a result, Silver Wheaton owns approximately 15% of Bear Creek’s total issued and outstanding shares.

Bear Creek is earning a 70% interest in the Corani silver project in Peru through continued expenditures and payments.  To date, 24 trenches and over 80 drillholes have outlined significant silver mineralization over a large surface area, with a resource estimate expected in Q1 2006.  Bear Creek is continuing to advance the project with drilling, environmental and social studies, and metallurgical testing programs.

Contractual obligations

In connection with the Luismin and Zinkgruvan Transactions, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.  This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

Discontinued operations

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

SILVER WHEATON CORP. 8

Related party transactions

At December 31, 2005, Goldcorp owned 58.9% of the Company’s outstanding common shares.  During 2005, the Company purchased 7.9 million ounces (four months ended December 31, 2004 – 1.4 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $30.8 million (four months ended December 31, 2004 - $5.4 million).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost.  During the year ended December 31, 2005, total management fees paid to Goldcorp were $416,000 (four months ended December 31, 2004 - $131,800). This agreement allows for cancellation with 30 days notice at any time.

In addition, during 2005, payments made by Goldcorp on the Company’s behalf totalled approximately $225,600 (four months ended December 31, 2004 - $1.5 million).  At December 31, 2005, the Company did not have any outstanding amounts due to Goldcorp (December 31, 2004 - $1.0 million was owed to Goldcorp).

RISKS AND UNCERTAINTIES

The main risks that can affect the profitability of the Company include changes in silver prices, currency fluctuations, government regulation, silver supply, foreign operations and income taxes.

Silver prices

Profitability of the Company depends on silver prices. A $0.50 per ounce change in the price of silver would impact 2006 net earnings by approximately $6 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world. This risk is mitigated through the downside silver price protection provided for in the silver contracts, whereby silver is purchased at the lower of $3.90 per ounce or the market price.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company’s costs are incurred in Canadian dollars. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

Government regulations

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

SILVER WHEATON CORP. 9

Silver supply

The Company has agreed to purchase all of the silver produced by the Luismin and Zinkgruvan mines.  Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the operations of Luismin or Zinkgruvan nor does it have any ownership interest in the mines. Other than the penalties payable by Goldcorp  and Zinkgruvan to Silver Wheaton if, at the end of the Luismin or Zinkgruvan Guarantee Period, as applicable, the total number of ounces of silver sold to Silver Wheaton is less than the applicable minimum amount, the Company will not be entitled to any compensation if Luismin or Zinkgruvan does not meet its forecasted silver production targets in any specified period or if Luismin or Zinkgruvan shut down or discontinue their mining operations in Mexico and Sweden, respectively, on a temporary or permanent basis.

Foreign operations

SW Caymans purchases silver from companies that operate in Mexico and Sweden, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the two countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure for these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Income taxes

All of the Company’s silver trading activities are performed by it’s wholly owned subsidiary Silver Wheaton (Caymans) Ltd., which is not subject to income taxes.  Changes to taxations laws in either Canada or the Cayman Islands, could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to income tax.

SILVER WHEATON CORP. 10

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Silver contracts

Silver contracts are a significant asset of the Company, with a carrying value of $130.3 million at December 31, 2005. This amount represents the capitalized expenditures related to the acquisition of the Luismin and Zinkgruvan silver purchase contracts.  Luismin and Zinkgruvan estimate the reserves and resources relating to each contract.  Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.  At December 31, 2005 no write-down was required.

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Goldcorp. As a result, the cost of the Luismin silver contract has been recorded in Silver Wheaton’s books at Goldcorp’s book value.

Income tax

As the Company’s profit is derived from its subsidiary, Silver Wheaton (Caymans) Corp., which is incorporated and operated in the Cayman Islands, the Company’s profits bear no tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

SILVER WHEATON CORP. 11

OUTLOOK

The Company expects to sell approximately 15 million ounces of silver in 2006, increasing to 2010:19 AM 3/22/2006 million ounces per annum thereafter.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

SILVER WHEATON CORP. 12

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

/s/ Eduardo Luna

/s/ Peter Barnes

Eduardo Luna

Peter Barnes

Chief Executive Officer

Executive Vice President and Chief Financial Officer

March 3, 2006

Report of Independent Registered Chartered Accountants

To the Shareholders of

Silver Wheaton Corp.

We have audited the consolidated balance sheets of Silver Wheaton Corp. as at December 31, 2005, December 31, 2004, and August 31, 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2005, the four month period ended December 31, 2004 and the years ended August 31, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp.  as at December 31, 2005, December 31, 2004 and August 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2005, the four month period ended December 31, 2004 and the years ended August 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia

March 3, 2006

SILVER WHEATON CORP. 13

Consolidated Statements of Operations

 (US dollars and shares in thousands, except per share amounts)

		Year	Four Months	Year	Year
		Ended	Ended	Ended	Ended
		December 31	December 31	August 31	August 31
	Note	2005	2004	2004	2003

Silver sales		$ 70,895	$ 10,986	$ -	$ -

Cost of sales		37,839	5,870	-	-
Depreciation		6,000	797	-	-
		43,839	6,667	-	-
Earnings from operations		27,056	4,319	-	-

Expenses and other income
General and administrative		1,980	381	45	17
Stock based compensation	6(c)	463	5,046	10	-
Project evaluation		91	69	-	-
Interest income		(705)	(255)	-	-
Foreign exchange gain		(64)	(2,687)	-	-
		1,765	2,554	55	17
Earnings (loss) before discontinued operations		25,291	1,765	(55)	(17)
(Loss) earnings from discontinued operations	12	-	-	(96)	76
Net earnings (loss)		$ 25,291	$ 1,765	$ (151)	$ 59

Basic and diluted earnings (loss) per share from continuing operations		$ 0.15	$ 0.02	$ (0.03)	$ (0.01)

Basic and diluted earnings (loss) per share from discontinued operations		$ 0.00	$ 0.00	$ (0.06)	$ 0.04

Basic and diluted earnings (loss) per share		$ 0.15	$ 0.02	$ (0.09)	$ 0.03

Weighted average number of shares outstanding
- basic		167,538	96,606	1,723	1,720

- diluted		170,987	97,485	1,723	1,720

The accompanying notes form an integral part of these consolidated financial statements

SILVER WHEATON CORP. 14

Consolidated Balance Sheets

(US dollars and shares in thousands)

		December 31	December 31	August 31
	Note	2005	2004	2004
Assets
Current
Cash and cash equivalents		$ 117,741	$ 19,989	$ 320
Cash in escrow		-	-	53,163
Accounts receivable		2,491	163	8
Silver inventory		383	478	-
Other		44	49	-
		120,659	20,679	53,491

Long-term investments	4	15,069	-	-
Silver contracts	5	130,254	136,254	-
Other		169	55	-
		$ 266,151	$ 156,988	$ 53,491
Liabilities
Current
Accounts payable		$ 1,761	$ 2,496	$ 3,320
Accrued liabilities		200	61	-
		1,961	2,557	3,320
Shareholders' Equity
Share purchase options		4,953	5,046	8
Restricted share units		26	-	-
Subscription receipts		-	-	49,855
Warrants	6(b)	38,867	28,579	-
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 183,375 (December 31, 2004 – 167,010; August 31, 2004 – 1,740)	6	193,711	119,464	731
Retained earnings (deficit)		26,633	1,342	(423)
		264,190	154,431	50,171
		$ 266,151	$ 156,988	$ 53,491
Commitments (Note 10) and Subsequent Events (Note 14)

Approved by the Board

Eduardo Luna

Director

Ian Telfer

Director

The accompanying notes form an integral part of these consolidated financial statements

SILVER WHEATON CORP. 15

Consolidated Statements of Cash Flows

(US dollars in thousands)

		Year	Four Months	Year	Year
		Ended	Ended	Ended	Ended
		December 31	December 31	August 31	August 31
	Note	2005	2004	2004	2003
Operating Activities
Net earnings (loss) from continuing operations		$ 25,291	$ 1,765	$ (55)	$ (17)
Items not affecting cash
Depreciation		6,000	797	-	-
Project evaluation costs written off		54	-	-	-
Stock based compensation	6(c)	463	5,046	10	-
Other		39	-	-	-
Change in non-cash working capital	7	(1,843)	748	1	2
Cash generated by (applied to) operating activities		30,004	8,356	(44)	(15)

Financing Activities
Shares issued		86,219	104,202	11	-
Share issue costs		(4,816)	(6,145)	-	-
Warrants exercised		100	-	-	-
Share purchase options exercised		1,979	-	-	-
Cash generated by financing activities		83,482	98,057	11	-

Investing Activities
Purchase of long-term investments		(15,069)	-	-	-
Silver contracts		(483)	(86,744)	-	-
Other		(182)	-	-	-
Cash applied to investing activities		(15,734)	(86,744)	-	-

Cash flows from discontinued operations
Sale of discontinued operations		-	-	247	-
Advances from discontinued operations		-	-	14	17
		-	-	261	17
Increase in cash and cash equivalents		97,752	19,669	228	2
Cash and cash equivalents, beginning of period		19,989	320	92	90
Cash and cash equivalents, end of period		$ 117,741	$ 19,989	$ 320	$ 92

At December 31, 2005, the Company’s cash and cash equivalents consisted of $8,827,000 in cash and $108,914,000 in cash equivalents.  The Company paid no interest or income taxes for the year ended December 31, 2005, the four months ended December 31, 2004 and the years ended August 31, 2004 and 2003.

The accompanying notes form an integral part of these consolidated financial statements

SILVER WHEATON CORP. 16

Consolidated Statements of Shareholders’ Equity

 (US dollars and shares in thousands)

	Common Shares		Warrants		Share	Restricted		Retained
					Purchase	Share	Subscription	Earnings
	Shares	Amount	Warrants	Amount	Options	Units	Receipts	(Deficit)	Total

At August 31, 2002	1,720	$ 718	-	$ -	$ -	$ -	$ -	$ (331)	$ 387
Net earnings	-	-	-	-	-	-	-	59	59
At August 31, 2003	1,720	718	-	-	-	-	-	(272)	446
Subscription receipts	-	-	-	-	-	-	49,855	-	49,855
Share purchase options exercised	20	13	-	-	(2)	-	-	-	11
Fair value of share purchase options issued	-	-	-	-	10	-	-	-	10
Net loss	-	-	-	-	-	-	-	(151)	(151)
At August 31, 2004	1,740	731	-	-	8	-	49,855	(423)	50,171
Shares issued	165,200	125,481	-	-	-	-	(49,855)	-	75,626
Share issue costs	-	(6,790)	-	-	-	-	-	-	(6,790)
Share purchase options exercised	70	42	-	-	(8)	-	-	-	34
Warrants issued	-	-	158,000	28,579	-	-	-	-	28,579
Fair value of share purchase options issued	-	-	-	-	5,046	-	-	-	5,046
Net earnings	-	-	-	-	-	-	-	1,765	1,765
At December 31, 2004	167,010	119,464	158,000	28,579	5,046	-	-	1,342	154,431
Public offering	15,625	75,902	7,813	10,317	-	-	-	-	86,219
Share issue costs	-	(4,319)	-	-	-	-	-	-	(4,319)
Fair value of share purchase options issued	-	-	-	-	463	-	-	-	463
Fair value of restricted share units issued	-	-	-	-	-	26	-	-	26
Share purchase options exercised	710	2,535	-	-	(556)	-	-	-	1,979
Warrants exercised	30	129	(150)	(29)	-	-	-	-	100
Net earnings	-	-	-	-	-	-	-	25,291	25,291
At December 31, 2005	183,375	$193,711	165,663	$38,867	$ 4,953	$ 26	$ -	$ 26,633	$264,190

The accompanying notes form an integral part of these consolidated financial statements

SILVER WHEATON CORP. 17

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005, Four Months Ended December 31, 2004 and Years Ended August 31, 2004 and 2003

(US dollars)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or “the Company”) is engaged in the silver mining business.

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River Minerals Ltd’s (“Wheaton River”) Luismin mining operations in Mexico for a payment equal to the lesser of US$3.90 or the prevailing market rate per ounce of delivered silver, subject to adjustment (Note 3).  On April 15, 2005, Wheaton River amalgamated with Goldcorp Inc. to form Goldcorp Inc. (“Goldcorp”) and the silver purchase agreement with Silver Wheaton was assumed by Goldcorp.

In addition, on December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment equal to the lesser of US$3.90 or the prevailing market rate per ounce of delivered silver, subject to adjustment (Note 3).

The Company began trading on the Toronto Stock Exchange (TSX) on October 22, 2004 and on the American Stock Exchange (AMEX) on July 6, 2005, under the symbol SLW. In December, 2004, the Company’s name was changed from Chap Mercantile Inc to Silver Wheaton Corp. and the outstanding shares were consolidated on a 5 for 1 basis. The year end of the Company was changed from August 31 to December 31 and as a result, the comparative figures are for the four months ended December 31, 2004 and the years ended August 31, 2004 and 2003.

2.

ACCOUNTING POLICIES

 (a)

Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation of Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) is provided in Note 13.

(b)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd.  The Company’s former subsidiary, Dial Locksmith Ltd (“Dial”), was consolidated to the date of disposal, February 25, 2004.

(c)

Silver contracts

Contracts for which settlement is called for in silver are recorded at cost.  The cost of these assets is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

SILVER WHEATON CORP. 18

(d)

Discontinued operations

The Company disposed of Dial effective February 25, 2004.

(e)

Change in functional and reporting currency

Effective September 1, 2004, the functional currency of the Company was changed from the Canadian to the United States dollar. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars.  Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders’ equity were translated at historic rates.

(f)

Foreign currency translation

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

(g)

Income taxes

The future income tax asset and liability method of accounting for income taxes is used.  As the Company’s profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, the Company’s profits bear no tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas where management’s judgment is applied are asset valuations, depreciation, and income taxes.  Actual results could differ from those reported.

(i)

Stock-based compensation

The fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations.  The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

The Company did not issue stock options prior to the year ended August 31, 2003.

(j)

Financial instruments

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short term nature.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

SILVER WHEATON CORP. 19

(k)

Long-term investments

Long-term investments are carried at cost. When there is decline in market value that is other than temporary, these investments are written down to provide for the loss.

(l)

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

(m)

Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

(n)

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 91 days.

(o)

Silver inventory

Silver inventory is valued at the lower of average cost and net realizable value.

3.

ACQUISITIONS

(a)

Luismin silver contract

On October 15, 2004, the Company entered into a twenty five year agreement to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares (post-consolidation) of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Luismin Transaction”).  Under the agreement Luismin is required to deliver a minimum of 120 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $0.50 per ounce of the shortfall is payable. In addition, under the agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract, however, these costs will be reimbursed during periods where actual capital expenditures fall below 90% of projected capital expenditures.

If Silver Wheaton or Goldcorp acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently own an interest in, and the property becomes the subject of a positive feasibility study or consists of active mining operations within a period of three years from the date of the contract, then the owner of the interest must offer the other party the opportunity to purchase and participate in the project so the resulting project ownership would be Goldcorp 51% / Silver Wheaton 49% and Goldcorp will be entitled to become operator of the project.

SILVER WHEATON CORP. 20

For a period of three years, Goldcorp, so long as it owns at least 20% of the outstanding shares of the Company, has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase Price
Cash	$ 36,744
Shares	21,958
Acquisition costs	430
$ 59,132

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Goldcorp. As a result, the cost of the Luismin silver contract was recorded in Silver Wheaton’s books at Goldcorp’s book value, plus acquisition costs of $430,000.

In February, 2006, Silver Wheaton agreed to amend the terms of the silver purchase agreement (Note 14).

(b)

Zinkgruvan silver contract

On December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Zinkgruvan Transaction”).  Under the agreement Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable. In addition, under the Zinkgruvan agreement, the Company is not liable for any capital asset expenditures.

Each warrant grants the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares. The Warrants have been recorded at their fair value, which has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

SILVER WHEATON CORP. 21

The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years. The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase Price
Cash	$ 50,000
Shares and warrants	27,866
Acquisition costs	53
$ 77,919

4.

LONG-TERM INVESTMENTS

December 31, 2005
(in thousands)	Book Value	Market Value	Unrealized Gains

Bear Creek Mining Corporation	$ 13,696	$ 20,105	$ 6,409
Other	1,373	1,544	171
	$ 15,069	$ 21,649	$ 6,580

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) on the open market at a price of Cdn$3.03 per share, for total consideration of $12.2 million (Cdn$14.6 million).   In addition, on August 30, 2005, the Company acquired by way of private placement, 540,000 units of Bear Creek at a price of Cdn$3.25 per unit for total consideration of $1.5 million (Cdn$1.8 million).  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of Cdn$4.25 for a period of two years from the transaction close date.  As a result, Silver Wheaton owns approximately 15% of Bear Creek’s total issued and outstanding shares.

The market value of Bear Creek includes the estimated value of the warrants acquired as part of the private placement, which have been valued using a binomial option pricing model.

5.

SILVER CONTRACTS

	2005			2004
(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin	$ 59,132	$ (3,517)	$ 55,615	$ 59,132	$ (586)	$ 58,546
Zinkgruvan	77,919	(3,280)	74,639	77,919	(211)	77,708
	$ 137,051	$ (6,797)	$ 130,254	$ 137,051	$ (797)	$ 136,254

SILVER WHEATON CORP. 22

6.

SHAREHOLDERS’ EQUITY

(a)

Shares issued

A summary of the Company’s issued and outstanding shares at December 31, 2005 and 2004, August 31, 2004 and 2003 , and the changes for the periods ending on those dates is presented below:

	Number of	Price
	Shares	(Cdn$)

At August 31, 2003	1,720,000

Options exercised	20,000	$0.75

At August 31, 2004	1,740,000

Shares issued to Goldcorp in connection with Luismin Transaction (Note 3(a))	108,000,000	2.00
Private placement to finance Luismin Transaction	35,000,000	2.00
Shares issued to Lundin in connection with Zinkgruvan Transaction (Note 3(b))	6,000,000	4.25
Private placement to finance Zinkgruvan Transaction	16,200,000	3.75
Options exercised	70,000	0.75
At December 31, 2004	167,010,000

Options exercised	710,000	3.27
Warrants exercised	30,000	4.00
Public offering	15,625,000	6.40
At December 31, 2005	183,375,000

On August 5, 2004, in connection with the Luismin Transaction, the Company raised gross proceeds of $53.2 million (Cdn$70 million) from a private placement of 175 million subscription receipts at a price of Cdn$0.40 per unit. On October 22, 2004, each of the subscription receipts was automatically converted without payment of additional consideration into 0.2 common shares (post-consolidation), and one-half of one common share purchase warrant of the Company (TSX: SLW.WT). Five common share purchase warrants entitle the holder to purchase one common share (post-consolidation) at a price of Cdn$4.00 per share for a period of five years expiring August 5, 2009.

On November 30, 2004, in connection with the Zinkgruvan Transaction, the Company raised gross proceeds of $51.0 million (Cdn$60.75 million) from a private placement of 81 million subscription receipts at a price of Cdn$0.75 per unit.  Each subscription receipt was automatically converted without payment of additional consideration into 0.2 Silver Wheaton common shares (post-consolidation) and one-half of one Series “A” common share purchase warrant  (TSX: SLW.WT.A) of Silver Wheaton. Five Series “A” warrants entitle the holder to purchase one Silver Wheaton common share (post-consolidation) at a price of Cdn$5.50 until November 30, 2009.

On December 21, 2004 the Company’s common shares were consolidated on a 5 for 1 basis, reducing the number of common shares outstanding at December 31, 2004 to 167,010,000.

SILVER WHEATON CORP. 23

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit.  Each subscription receipt was automatically converted without payment of additional consideration into one common share and one-half of one Series “B” common share purchase warrant (TSX: SLW.WT.B) of the Company. Each Series B warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.

(b)

Warrants

A summary of the Company’s warrants at December 31, 2005 and 2004, August 31, 2004 and 2003 and the changes for the periods ending on those dates is presented below:

	Warrants Outstanding	Weighted Avg Exercise Price (Cdn$)	Exchange Ratio

At August 31, 2004 and 2003	-
Issued in connection with Luismin private placement	87,500,000	$ 0.80	0.2
Issued in connection with Zinkgruvan private placement	40,500,000	1.10	0.2
Issued to Lundin in connection with Zinkgruvan Transaction	30,000,000	0.80	0.2
At December 31, 2004	158,000,000	0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	$ 1.31	0.24

At issuance, each share purchase warrant and Series A warrant (TSX: SLW.WT and SLW.WT.A respectively) granted the holder the right to purchase one common share of the Company at the applicable exercise price. On December 21, 2004, the Company’s common shares were consolidated 5 for 1.  These warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares.  The Series B warrants were issued after the December 21, 2004 share consolidation, and therefore, each Series B warrant entitles the holder the right to purchase one of the Company’s post-consolidation common shares.

Warrants issued during the year ended December 31, 2005 and the four months ended December 31, 2004 have been included in shareholders’ equity at their fair value of $10.3 million and$28.6 million, respectively. Fair value of the warrants issued during 2005 has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of five years.

SILVER WHEATON CORP. 24

The following table summarizes information about the warrants outstanding at December 31, 2005:

	Warrants Outstanding	Exercise Price (Cdn$)	Exchange Ratio	Common Shares to be Issued upon Exercise of Warrants	Effective Price Per Share (Cdn$)	Expiry Date

Share purchase warrants	117,350,000	$ 0.80	0.20	23,470,000	$ 4.00	Aug 5, 2009
Series A Warrants	40,500,000	1.10	0.20	8,100,000	5.50	Nov 30, 2009
Series B Warrants	7,812,500	10.00	1.00	7,812,500	10.00	Dec 22, 2010
	165,662,500			39,382,500	$ 5.50

(c)

Share purchase options

The Company has established a share purchase option plan whereby the Company’s board of directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2005 of $463,000 (four months ended December 31, 2004 - $5,046,000) was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

On December 21, 2004 the Company’s common shares were consolidated on a 5 for 1 basis, therefore, all of the option figures below are presented on a consolidated basis.  At December 31, 2005 there were 4,330,000 options available for grant under the plan.

A summary of the Company’s options at December 31, 2005 and 2004, August 31, 2004 and 2003 and the changes for the periods ending on those dates is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)

At August 31, 2003	-	-
Granted	90,000	$ 0.75
Exercised	(20,000)	0.75
At August 31, 2004	70,000	$ 0.75
Granted	6,500,000	3.26
Exercised	(70,000)	0.75
At December 31, 2004	6,500,000	3.26
Granted	630,000	5.59
Exercised	(710,000)	3.27
At December 31, 2005	6,420,000	$ 3.48

SILVER WHEATON CORP. 25

The following table summarizes information about the options outstanding and exercisable at December 31, 2005.

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$3.25	5,870,000	3.8 years	5,870,000
$4.10	20,000	3.9 years	20,000
$6.03	530,000	4.9 years	176,667
	6,420,000	3.9 years	6,066,667

7.

SUPPLEMENTAL CASH FLOW INFORMATION

		December 31	December 31	August 31	August 31
(in thousands)	Note	2005	2004	2004	2003

Change in non-cash working capital
Accounts receivable		$ (2,074)	$ (155)	$ (8)	$ 1
Silver inventory		96	(478)	-	-
Accounts payable		(9)	1,369	9	-
Accrued liabilities		139	61	-	-
Other		5	(49)	-	1

		$ (1,843)	$ 748	$ 1	$ 2

Non-cash financing and investing activities
Shares issued in the Luismin Transaction	3(a)	$ -	$ 21,958	$ -	$ -
Shares issued in the Zinkgruvan Transaction	3(b)	$ -	$ 27,866	$ -	$ -

8.

RELATED PARTY TRANSACTIONS

At December 31, 2005, Goldcorp owned 58.9% of the Company’s outstanding common shares.  During 2005, the Company purchased 7.9 million ounces (four months ended December 31, 2004 – 1.4 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $30.8 million (four months ended December 31, 2004 - $5.4 million).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost.  During the year ended December 31, 2005, total management fees paid to Goldcorp were $416,000 (four months ended December 31, 2004 - $131,800). This agreement allows for cancellation with 30 days notice at any time.

In addition, during 2005, payments made by Goldcorp on the Company’s behalf totalled approximately $225,600 (four months ended December 31, 2004 - $1.5 million).  At December 31, 2005, the Company did not have any outstanding amounts due to Goldcorp (December 31, 2004 - $1.0 million was owed to Goldcorp).

SILVER WHEATON CORP. 26

9.

INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

(in thousands)	December 31 2005	December 31 2004	August 31 2004	August 31 2003

Earnings (loss) from continuing operations before income taxes	$ 25,291	$ 1,765	$ (55)	$ (17)
Canadian federal and provincial income tax rates	35.6%	35.6%	35.6%	37.6%
Income tax expense (recovery) based on above rates	9,004	629	(19)	(6)
Tax effect of non-deductible expenditures	174	1,797	3	-
Lower effective tax rates on earnings of foreign subsidiary	(9,178)	(2,426)	-	-
Income tax losses carried forward not recognized for accounting purposes	-	-	16	6
Actual tax expense	$ -	$ -	$ -	$ -

The components of future income taxes are as follows:

(in thousands)	December 31 2005	December 31 2004	August 31 2004	August 31 2003

Non-capital losses	$ 520	$ 251	$ 30	$ 15
Deductible temporary differences	2,849	1,245	17	20
	3,369	1,496	47	35
Valuation allowance	(3,369)	(1,496)	(47)	(35)
	$ -	$ -	$ -	$ -

Prior to the Luismin transaction, the Company operated primarily in Canada and was subject to taxation at the applicable statutory rates.  Subsequent to the Luismin transaction, all of the Company’s income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd.  (“SW Caymans”).  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%.  The Company does not have any plans to repatriate this money to Canada.  As a result, no future income tax assets or liabilities have been recognized.

10.

COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 3), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.

The Company does not have any fixed commitments.

SILVER WHEATON CORP. 27

11.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.  Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued.  As a result, similar figures are not applicable for prior periods.

	Year Ended December 31, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$57,406	$13,489	$-	$70,895

Cost of sales	30,754	7,085	-	37,839
Depreciation	2,931	3,069	-	6,000
Earnings from operations	23,721	3,335	-	27,056
Expenses and other income	-	-	(1,765)	(1,765)
Net earnings (loss)	$23,721	$3,335	$(1,765)	$25,291

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets	$55,614	$77,214	$133,323	$266,151

Total liabilities	$-	$1,555	$406	$1,961

	Four Months Ended December 31, 2004
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$10,175	$811	$-	$10,986

Cost of sales	5,410	460	-	5,870
Depreciation	586	211	-	797
Earnings from operations	4,179	140	-	4,319
Expenses and other income	-	-	(2,554)	(2,554)
Net earnings (loss)	$4,179	$140	$(2,554)	$1,765

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets	$58,546	$77,708	$20,734	$156,988

Total liabilities	$421	$938	$1,198	$2,557

SILVER WHEATON CORP. 28

12.

DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of $247,000 to a group that included former directors and shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods.  The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date.  At December 31, 2005 and 2004 and August 31, 2004 the Company did not have any assets or liabilities pertaining to discontinued operations.

Financial results of discontinued operation:

(in thousands)	December 31 2005	December 31 2004	August 31 2004	August 31 2003

Sales	$ -	$ -	$ 453	$ 763

Earnings	-	-	62	76
Loss on disposal of Dial (net of income tax of $nil)	-	-	(158)	-
(Loss) earnings from discontinued operations	$ -	$ -	$ (96)	$ 76

Cash flows from discontinued operations for the year ended August 31, 2004 consist of proceeds from the sale of Dial in the amount $247,000 and advances from Dial to the Company in the amount of $14,000 (2003 - $17,000).

13.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  A reconciliation of earnings determined in accordance with Canadian GAAP to earnings and comprehensive income determined under accounting principles which are generally accepted in the United States (“US GAAP”) is as follows:

(in thousands)	Year Ended December 31 2005	Four Months Ended December 31 2004	Year Ended August 31 2004	Year Ended August 31 2003

Earnings as reported under Canadian GAAP	$ 25,291	$ 1,765	$ (151)	$ 59
Differences between Canadian and US GAAP	-	-	-	-
Earnings in accordance with US GAAP	$ 25,291	$ 1,765	$ (151)	$ 59
Unrealized gains on securities (a)	6,580	-	-	--
Comprehensive income under US GAAP	$ 31,871	$ 1,765	$ (151)	$ 59

SILVER WHEATON CORP. 29

Shareholders’ equity determined in accordance with Canadian GAAP is reconciled to Shareholders’ equity in accordance with US GAAP as follows:

(in thousands)	December 31 2005	December 31 2004	August 31 2004
Comprehensive Income
In accordance with Canadian GAAP	$ -	$ -	$ -
Unrealized holding gains arising during the year (December and August 31, 2004 - $nil)	6,580	-	-
In accordance with US GAAP	$ 6,580	$ -	$ -

Shareholders’ equity
In accordance with Canadian GAAP	$ 264,190	$ -	$ -
In accordance with US GAAP	$ 270,770	$ -	$ -

(a)

Under US GAAP (FAS 115 – Accounting For Certain Investments in Debt and Equity Securities), the Company’s Long-term investments would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2005 on available-for-sale securities are not recognized under Canadian generally accepted accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized.

Recently released accounting standards

Recently issued United States accounting pronouncements have been outlined below.

In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets.  EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants.  In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals  in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired.  The Company’s current accounting policy of allocating the cost of silver contracts and mining interests separately to reserves, resources and exploration potential and depreciating the value attributed to reserves on a unit-of-sale basis over the estimated recoverable reserves for each specific contract, is in compliance with EITF 04-3.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.  This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

SILVER WHEATON CORP. 30

In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 –Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees.  In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R).  SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued.  SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations.  Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”.  FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation.  It also provides criteria for determining when an asset retirement obligation may be estimated reasonably.  The interpretation is effective no later than the end of fiscal years ending after December 15, 2005.  Retroactive application for interim financial information is permitted but not required.  The Company has adopted this standard which did not have a significant iimpact on its results of operations.

In May 2005, the FASB issued FAS 154 – Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005.   Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

The FASB issued FAS 153- Exchanges of Non-monetary Assets, an amendment of APB Opinion 29.  This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Statement is effective for fiscal periods beginning after June 15, 2005.  Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained.  The tax position should be derecognized when it is no longer more-likely-than-not of being sustained.  In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006.  The Company is currently evaluating the implications of this Interpretation.

SILVER WHEATON CORP. 31

In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”   This Statement:

•

Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•

Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•

Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•

Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•

Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006.   The Company is currently evaluating the implications of this Statement.

14.

SUBSEQUENT EVENTS

(a)

On February 13, 2006, Silver Wheaton announced that it has agreed to amend its existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007).  Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million promissory note, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton.  Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton. The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

Production of silver at the Luismin mines, which in 2005 approximated 8 million ounces, is expected to average approximately 9.5 million ounces for 2006, 2007 and 2008, increasing to 13 million ounces per annum thereafter. As a result of the amendment to the silver purchase agreement, Silver Wheaton will not be required to fund its 50% share of the increased capital expenditures planned by Goldcorp and will preserve its cash resources to fund growth opportunities.

SILVER WHEATON CORP. 32

(b)

On February 23, 2006, Silver Wheaton announced that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, based on the production from their Yauliyacu mining operations in Perú.  With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Perú which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore.  In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.  Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange.  The transaction is expected to close in March 2006.

SILVER WHEATON CORP. 33

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2004 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SILVER WHEATON CORP. 34

CANADA – HEAD OFFICE Silver Wheaton Corp Waterfront Centre Suite 1550 - 200 Burrard Street Vancouver, BC V6C 3L6 Telephone: (604) 684-9648 Fax: (604) 684-3123 Website: www.silverwheaton.com	DIRECTORS Ian Telfer Eduardo Luna Wade Nesmith Peter Gillin John Brough
CAYMAN ISLANDS OFFICE Silver Wheaton Caymans Corp. PO Box 1791GT 1st Floor, Cayman Corporate Centre 49 Hospital Road Grand Cayman, Cayman Islands Telephone: (345) 946-7603 Fax: (345) 946-7604
OFFICERS Eduardo Luna Chairman and Chief Executive Officer Peter Barnes Executive Vice-President & Chief Financial Officer Randy Smallwood Vice-President Corporate Development
STOCK EXCHANGE LISTINGS Toronto Stock Exchange: SLW American Stock Exchange: SLW

TRANSFER AGENT

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email: inquiries@cibcmellon.com

AUDITORS Deloitte & Touche LLP Vancouver, BC
INVESTOR RELATIONS David Awram Manager, Investor Relations Toll free: (800) 380-8687 Email: info@silverwheaton.com

SILVER WHEATON CORP. 35

EXHIBIT 99.4

Consent of Independent Registered Chartered Accountants

We consent to the use in this Annual Report on Form 40-F of our report dated March 3, 2006 relating to the consolidated financial statements of Silver Wheaton Corp. for the year ended December 31, 2005.

We also consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 of our report dated March 3, 2006 appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31. 2005

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

March 16, 2006

EXHIBIT 99.5

Consent of Expert

We hereby consent to the use of our names in connection with the following report and to references to the inclusion and incorporation by reference of information derived from such report in the Annual Report on Form 40-F of Silver Wheaton Corp. being filed with United States Securities and Exchange Commission:

“A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” dated December 13, 2004.

Dated: March 16, 2006

/s/ John R. Sullivan, P.Geo.

John R. Sullivan, P.Geo.

Senior Geologist

/s/ G. Ross MacFarlane, P.Eng.

G. Ross MacFarlane, P.Eng.

Senior Associate Metallurgical Engineer

EXHIBIT 99.6

Consent of Expert

We hereby consent to the use of our names in connection with the following report and to references to the inclusion and incorporation by reference of information derived from such report in the Annual Report on Form 40-F of Silver Wheaton Corp. being filed with United States Securities and Exchange Commission:

“An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Matin Mines as of December 31, 2004 for Silver Wheaton Corp.” dated March 14, 2005.

Dated: March 16, 2006

/s/ Velasquez Spring, P.Eng.___________

Velasquez Spring, P.Eng.

Senior Geologist

/s/ G. Ross MacFarlane, P.Eng..___________

G. Ross MacFarlane. P.Eng.

Senior Associate Operations Engineer

EXHIBIT 99.7

Consent of Expert

I hereby consent to the use of my name in connection with the following report and to references to the inclusion and incorporation by reference of information derived from such report in the Annual Report on Form 40-F of Silver Wheaton Corp. being filed with United States Securities and Exchange Commission:

“An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2005 for Silver Wheaton Corp.” dated March 16, 2006.

Dated: March 16, 2006

/s/ Reynaldo Rivera___________

Reynaldo Rivera

Mines Exploration General Manager - Luismin

EXHIBIT 99.8

Certification of the Chief Executive Officer

I, Eduardo Luna, certify that:

1.

I have reviewed this annual report on Form 40-F of Silver Wheaton Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 16, 2006

/s/ Eduardo Luna Eduardo Luna Chief Executive Officer

Certification of the Chief Financial Officer

I, Peter Barnes, certify that:

1.

I have reviewed this annual report on Form 40-F of Silver Wheaton Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 16, 2006

/s/ Peter Barnes Peter Barnes Executive Vice President and Chief Financial Officer

EXHIBIT 99.9

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Silver Wheaton Corp. (the “Company”) on Form 40-F for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eduardo Luna, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March 16, 2006

/s/ Eduardo Luna Eduardo Luna Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Silver Wheaton Corp. (the “Company”) on Form 40-F for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Barnes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March 16, 2006

/s/ Peter Barnes Peter Barnes Executive Vice President and Chief Financial Officer