Form 40-F/A
period 2005-12-31
Silver Wheaton Corp.
filed 2007-03-21
CIK 1323404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005	Commission file number 001-32482

Silver Wheaton Corp.
(Exact name of Registrant as specified in its charter)
Not Applicable	Ontario, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1041
(Primary Standard Industrial Classification Code Number (if applicable))
666 Burrard Street, Suite 3400, Vancouver, British Columbia V6C 2X8 Canada (604) 684-9648
(Address and telephone number of Registrant’s principal executive offices)
Martin Pomerance, Dorsey & Whitney LLP, 250 Park Avenue, New York, New York 10177, USA (212) 415-9200
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒   Annual information form                    ☐   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 183,375,000 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐   Yes 82-____________                    ☒   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒   Yes                                ☐   No

The Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933.

EXPLANATORY NOTE

This Amendment No. 1 to Form 40-F for the year ended December 31, 2005 is being filed to restate the Registrant’s U.S. GAAP note to its financial statements for the year ended December 31, 2005.  This restatement only pertains to the Registrant’s U.S. GAAP reconciliation note disclosure and there are no other changes to the Registrant’s financial statements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

/s/  Peter Barnes

Peter Barnes

President and Chief Executive Officer

Date:

March 20, 2007

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1*	Annual Information Form dated March 16, 2006
99.2(1)	Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3(1)	Management's Discussion and Analysis for fiscal 2005
99.4(1)	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.5*	Consent of Watts, Griffis McOuat
99.6*	Consent of Watts, Griffis McOuat
99.7*	Consent of Reynalds Rivera
99.8(1)	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.9(1)	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Previously filed and incorporated by reference into Amendment No.1 therein.

(1) Filed herewith.

EXHIBIT 99.2 and EXHIBIT 99.3

# SILVER | WHEATON

05 ANNUAL REPORT

December 31, 2005

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

•

In February, 2006, Silver Wheaton announced that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, based on the production from their Yauliyacu mining operations in Perú, increasing annual silver sales to 20 million ounces by 2009.

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

On February 23, 2006, Silver Wheaton announced that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, based on the production from their Yauliyacu mining operations in Perú.  With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006 increasing to 20 million ounces by 2009 and thereafter.

SILVER WHEATON CORP. RESTATEMENT

Silver Wheaton is filing this amendment to its Annual Report for the year ended December 31, 2005, to amend and restate the United States Generally Accepted Accounting Principles (“US GAAP”) note disclosure in its financial statements for the year ended December 31, 2005, and the four months ended December 31, 2004.  In addition, the Company is filing amendments to its Quarterly Report for the period ended June 30, 2006, to amend and restate the US GAAP note disclosure in its financial statements for the second quarter of 2006. The restatement adjusts the Company’s US GAAP accounting for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency, issued by the Company commencing in October 2004.

The Company reports in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and provides note disclosure in its financial statements with respect to a reconciliation of Canadian GAAP to US GAAP.  Under Canadian GAAP, share purchase warrants are accounted for as equity and recorded at their historical cost. Based on an interpretation by US regulatory authorities, of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, share purchase warrants denominated in a currency other than the functional currency of the Company are classified and accounted for as a financial liability at their fair value with any resulting gains or losses being included in the calculation of US GAAP earnings.  In these circumstances, a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases).

As a result of this interpretation, the Company has restated its US GAAP net earnings for the year ended December 31, 2005 and the four months ended December 31, 2004 to reflect the mark-to-market impacts related to fair valuation of these series of warrants.  The restatement has no effect on the Company’s cash flows or liquidity at the ends of the respective restated periods.

An analysis of this non-cash restatement to US GAAP is as follows:

(In thousands of USD)	Year Ended December 31	Four Months Ended December 31	Year Ended August 31	Year Ended August 31
	2005	2004	2004	2003
Decrease in US GAAP net earnings	$ (50,051)	$ (8,028)	$ -	$ -
Amended US GAAP net loss	$ (24,760)	$ (6,263)	$ -	$ -
Increase in liabilities	$ 96,927	$ 36,607	$ -	$ -
Decrease to shareholder’s equity	$ 96,927	$ 36,607	$ -	$ -

The Financial Accounting Standards Board (“FASB”) has recently initiated a project on a similar issue to provide implementation guidance on determining whether a conversion option in convertible debt issued with a conversion option that has an exercise price that is denominated in a currency other than the issuer’s functional currency qualifies for the scope exception provided in SFAS 133.  This would indicate that the accounting for the issue that gave rise to the Company’s amendment relating to its outstanding share purchase warrants may be revisited by the FASB.

SILVER WHEATON CORP. 2

SUMMARIZED FINANCIAL RESULTS

The year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2005 includes the results of operations for the year then ended. Comparative figures are for the four months ended December 31, 2004 and the twelve months ended August 31, 2004 and 2003.

	December 31	December 31	August 31	August 31
	2005	2004	2004	2003
	(12 Months)	(4 Months)	(12 Months)	(12 Months)

Silver sales ($000's)	$70,895	$10,986	$-	$-
Ounces (000’s)	9,702	1,505	-	-
Average realized silver price ($'s per ounce)	$7.31	$7.30	$-	$-
Total cash cost ($'s per ounce)	$3.90	$3.90	$-	$-

Net earnings (loss) ($000's)	$25,291	$1,765	$(151)	$59

Basic and diluted earnings (loss) per share	$0.15	$0.02	$(0.09)	$0.03

Cash flow from (used in) operations ($000's)	$30,004	$8,356	$(44)	$(15)

Cash and cash equivalents ($000's)	$117,741	$19,989	$320	$92

Total assets ($000's)	$266,151	$156,988	$53,491	$543

Shareholders' equity ($000's)	$264,190	$154,431	$50,171	$446

1) Refer to discussion on Non-GAAP measures

SILVER WHEATON CORP. 3

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

SILVER WHEATON CORP. 4

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

SILVER WHEATON CORP. 5

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

SILVER WHEATON CORP. 6

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

SILVER WHEATON CORP. 7

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

SILVER WHEATON CORP. 8

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

SILVER WHEATON CORP. 9

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

SILVER WHEATON CORP. 10

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

SILVER WHEATON CORP. 11

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

SILVER WHEATON CORP. 12

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.  The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK

The Company expects to sell approximately 15 million ounces of silver in 2006, increasing to 20 million ounces per annum thereafter.

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

SILVER WHEATON CORP. 13

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal controls is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

Eduardo Luna	Peter Barnes
Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 3, 2006

Peter Barnes	Nolan Watson
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

March 16, 2007 as to the effects of the restatement described in Note 13

SILVER WHEATON CORP. 14

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

We have withdrawn our audit report dated March 3, 2006 as Note 13 to the consolidated financial statements has been restated.  Note 13  contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and contains additional information on the restatement.

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

Independent Registered Chartered Accountants

Vancouver, British Columbia

March 3, 2006 (March 16, 2007 as to the effects of the restatement described in Note 13)

SILVER WHEATON CORP. 15

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

SILVER WHEATON CORP. 18

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

SILVER WHEATON CORP. 19

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

SILVER WHEATON CORP. 20

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

SILVER WHEATON CORP. 21

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

SILVER WHEATON CORP. 22

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

SILVER WHEATON CORP. 23

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

SILVER WHEATON CORP. 24

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

SILVER WHEATON CORP. 25

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

SILVER WHEATON CORP. 26

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

SILVER WHEATON CORP. 27

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

SILVER WHEATON CORP. 28

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

SILVER WHEATON CORP. 29

11.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.  Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued.  As a result, similar figures are not applicable for prior periods.

	Year Ended December 31, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$57,406	$13,489	$-	$70,895

Cost of sales	30,754	7,085	-	37,839
Depreciation	2,931	3,069	-	6,000
Earnings from operations	23,721	3,335	-	27,056
Expenses and other income	-	-	(1,765)	(1,765)
Net earnings (loss)	$23,721	$3,335	(1,765)	$25,291

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets	$55,614	$77,214	$133,323	$266,151

Total liabilities	$-	$1,555	$406	$1,961

	Four Months Ended December 31, 2004
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$10,175	$811	$-	$10,986

Cost of sales	5,410	460	-	5,870
Depreciation	586	211	-	797
Earnings from operations	4,179	140	-	4,319
Expenses and other income	-	-	(2,554)	(2,554)
Net earnings (loss)	$4,179	$140	$(2,554)	$1,765

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets	$58,546	$77,708	$20,734	$156,988

Total liabilities	$421	$938	$1,198	$2,557

SILVER WHEATON CORP. 30

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

Financial results of discontinued operation:

(in thousands)	December 31 2005	December 31 2004	August 31 2004	August 31 2003

Sales	$ -	$ -	$ 453	$ 763

Earnings	-	-	62	76
Loss on disposal of Dial (net of income tax of …..$nil)	-	-	(158)	-
(Loss) earnings from discontinued operations	$ -	$ -	$ (96)	$ 76

Cash flows from discontinued operations for the year ended August 31, 2004 consist of proceeds from the sale of Dial in the amount $247,000 and advances from Dial to the Company in the amount of $14,000 (2003 - $17,000).

13.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Silver Wheaton is amending and restating its United States generally accepted accounting principles (“US GAAP”) note disclosure in its financial statements for the year ended December 31, 2005 and the four months ended December 31, 2004.  The restatement adjusts the Company’s US GAAP accounting for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency and is discussed further in note 13(a).  A reconciliation of earnings determined in accordance with Canadian GAAP to earnings and comprehensive income determined under accounting principles which are generally accepted in the United States is as follows:

(in thousands)	Year Ended December 31 2005	Four Months Ended December 31 2004	Year Ended August 31 2004	Year Ended August 31 2003

Earnings as reported under Canadian GAAP (and US GAAP prior to restatement)	$ 25,291	$ 1,765	$ (151)	$ 59
Differences between Canadian and US GAAP (a)	(50,051)	(8,028)	-	-
Restated earnings (loss) in accordance with US GAAP	$ (24,760)	$ (6,263)	$ (151)	$ 59
Unrealized gains on available for sale securities (b)	6,580	-	-	-
Comprehensive income (loss) under US GAAP	$ (18,180)	$ (6,263)	$ (151)	$ 59

SILVER WHEATON CORP. 31

The Company’s restated earnings per share according to US GAAP are as follows:

	Year Ended December 31 2005	Four Months Ended December 31 2004	Year Ended August 31 2004	Year Ended August 31 2003
Basic and diluted loss per share from continuing operations	$ (0.15)	$ (0.06)	$ (0.03)	$ (0.01)
Basic and diluted (loss) earnings per share from discontinued operations	$ 0.00	$ 0.00	$ (0.06)	$ 0.04
Basic and diluted (loss) earnings per share	$ (0.15)	$ (0.06)	$ (0.09)	$ 0.03

Assets, Liabilities and Shareholders’ equity determined in accordance with Canadian GAAP are reconciled to Assets, Liabilities and Shareholders’ equity in accordance with US GAAP as follows:

(in thousands)	December 31 2005	December 31 2004	August 31 2004
Assets
In accordance with Canadian GAAP	$266,151	$ 156,988	$ 53,491
Unrealized gains on available for sale securities (b)	6,580	-	-
In accordance with US GAAP	$272,731	$ 156,988	$ 53,491

Liabilities
In accordance with Canadian GAAP (and US GAAP prior to restatement)	$1,961	$ 2,557	$ 3,320
Differences between Canadian and US GAAP (a)	96,927	36,607	-
Restated liabilities in accordance with US GAAP	$98,888	$ 39,164	$ 3,320

Shareholders’ equity
In accordance with Canadian GAAP	$264,190	$ 154,431	$ 50,171
Cumulative unrealized gains on available for sale securities (b)	6,580	-	-
In accordance with US GAAP prior to restatement	$270,770	$ 154,431	$ 50,171
Cumulative difference in retained earnings (a)	(58,079)	(8,028)	-
Reclassification of warrants as a liability (a)	(38,867)	(28,579)	-
Fair value increment on warrants exercised	19	-	-
Restated shareholders’ equity in accordance with US GAAP	$173,843	$ 117,824	$ 50,171

Accumulated other comprehensive income
In accordance with Canadian GAAP	$-	$ -	$ -
Unrealized gains on available for sale securities (b)	6,580	-	-
In accordance with US GAAP	$6,580	$ -	$ -

(a)

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s financial statements.

SILVER WHEATON CORP. 32

The technical interpretation by US regulatory authorities of US GAAP, in accordance with SFAS 133,  Accounting for Derivative Instruments and Hedging Activities, requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability at their fair value with any resulting gains or losses being included in the calculation of US GAAP earnings.  As a result of this interpretation, the Company has restated its December 31, 2005 and 2004 US GAAP net earnings to reflect the mark-to-market impacts related to fair valuation of the Company’s warrants.  The net effect of the restatement is to reduce net earnings in 2005 by an amount of $50.1 million arising from the recognition of a mark-to-market loss on the share purchase warrants (2004 – mark-to-market loss of $8.0 million).   This non-cash restatement has no effect on the Company’s cash flow or liquidity at the ends of the respective restated periods.

(b)

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

SILVER WHEATON CORP. 33

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

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”.  FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation.  It also provides criteria for determining when an asset retirement obligation may be estimated reasonably.  The interpretation is effective no later than the end of fiscal years ending after December 15, 2005.  Retroactive application for interim financial information is permitted but not required.  The Company has adopted this standard which did not have a significant impact on its results of operations.

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

SILVER WHEATON CORP. 34

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

SILVER WHEATON CORP. 35

Yauliyacu is a low-cost silver/lead/zinc mine located in central Perú which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore.  In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

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

SILVER WHEATON CORP. 36

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

SILVER WHEATON CORP. 37

## CANADA–HEAD OFFICE

Silver Wheaton Corp
Park Place
Suite 3400 - 666 Burrard Street
Vancouver, BC V6C 2X8

| | |
|---|---|
| Telephone: | (604) 684-9648 |
| Fax: | (604) 684-3123 |
| Website: | www.silverwheaton.com |

## CAYMAN ISLANDS OFFICE

Silver Wheaton Caymans Corp.
PO Box 1791GT
1stFloor, Cayman Corporate Centre
49 Hospital Road
Grand Cayman, Cayman Islands

| | |
|---|---|
| Telephone: | (345) 946-7603 |
| Fax: | (345) 946-7604 |

## STOCK EXCHANGE LISTINGS

| | |
|---|---|
| Toronto Stock Exchange: | SLW |
| New York Stock Exchange: | SLW |

## DIRECTORS

Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, *Chairman*
Wade Nesmith

## OFFICERS

Peter Barnes
*President & Chief Executive Officer*
Randy Smallwood
*Executive Vice President, Corporate Development*
Nolan Watson
*Chief Financial Officer*

## TRANSFER AGENT

CIBC Mellon Trust Company
1600 –1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States:
(800) 387-0825
Outside of Canada and the United States:
(416) 643-5500
Email: inquiries@cibcmellon.com

## AUDITORS

Deloitte & Touche LLP
Vancouver, BC

## INVESTOR RELATIONS

David Awram
Director, Investor Relations
Toll free: (800) 380-8687
Email: info@silverwheaton.com

EXHIBIT 99.4

Consent of Independent Registered Chartered Accountants

We consent to the use in this Amendment No. 1 to Annual Report on Form 40-F of our report dated March 3, 2006  (March 16, 2007 as to the effects of the restatement described in Note 13) relating to the consolidated financial statements of Silver Wheaton Corp. for the year ended December 31, 2005, and to the reference to us under the heading “Interests of Experts” in the Annual Information Form dated March 16, 2006 incorporated by reference in this Amendment No.1 to Annual Report on Form 40-F.

We also consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 of our report dated March 3, 2006 (March 16, 2007 as to the effects of the restatement described in Note 13) appearing in this Amendment No.1 to Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31. 2005.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 20, 2007

EXHIBIT 99.8

Certification of the Chief Executive Officer

I, Peter Barnes, certify that:

1.

I have reviewed this amendment to the annual report on Form 40-F of Silver Wheaton Corp.;

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

Date:  March 20, 2007

/s/ Peter Barnes Peter Barnes President and Chief Executive Officer

Certification of the Chief Financial Officer

I, Nolan Watson, certify that:

1.

I have reviewed this amendment to the annual report on Form 40-F of Silver Wheaton Corp.;

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

Date:  March 20, 2007

/s/ Nolan Watson Nolan Watson Chief Financial Officer

EXHIBIT 99.9

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report, as amended, of Silver Wheaton Corp. (the “Company”) on Form 40-F for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Barnes, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March 20, 2007

/s/ Peter Barnes Peter Barnes President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report, as amended, of Silver Wheaton Corp. (the “Company”) on Form 40-F for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nolan Watson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March 20, 2007

/s/ Nolan Watson Nolan Watson Chief Financial Officer