Form 40-F
period 2006-12-31
Silver Wheaton Corp.
filed 2007-03-26
CIK 1323404

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-32482

SILVER WHEATON CORP.

(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Suite 3400 - 666 Burrard Street
Vancouver, BC
V6C 2X8

(604) 684-9648

(Address and telephone number of registrant’s principal executive offices)

_________________

Martin Pomerance, Dorsey & Whitney LLP

250 Park Avenue, Suite 500

New York, NY 10177

(212) 415-9200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

__________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	New York Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information

☒  Audited Annual Financial Statememnts

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
December 31, 2006
Common shares, no par value	220,562,111

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes  ☐  No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Registrant’s as appropriate, to allow timely disclosure regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement on the Registrant’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating  effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has reviewed the definition of “an audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that each member of the audit committee satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that this designation does not make each member of the audit committee a financial "expert" for any purpose, impose any duties, obligations or liability to each member that are greater than those imposed on members of the board of directors who do not carry this designation.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are John A. Brough, R. Peter Gillin and Lawrence Bell, each of whom is independent as such term is defined under applicable securities laws and applicable New York Stock Exchange rules. The information contained under the heading “Audit Committee” of the Registrant’s 2006 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  A copy of Registrant’s code of ethics is available without charge, upon request made to Investor Relations Director at Suite 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 50 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant does not have any contractual obligations required to be disclosed in tabular format.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

/s/ Peter Barnes
Peter Barnes
President and Chief Executive Officer

Date: March 23, 2007

click here for printer-friendly PDF version

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form

99.2	Annual Report for the year ended December 31, 2006 including Management’s Discussion & Analysis and Annual Financial Statements

99.3	Consent of Deloitte & Touche LLP

99.4	Consent of L. Malmström

99.5	Consent of P. Hedstrom

99.6	Consent of J. Sullivan

99.7	Consent of V. Spring

99.8	Consent of G. MacFarlane

99.9	Consent of R. Rivera

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.