Form 40-F/A
period 2006-12-31
Silver Wheaton Corp.
filed 2008-02-08
CIK 1323404

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________

Amendment No.1

to
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

Suite 3150 - 666 Burrard Street
Vancouver, BC
V6C 2X8

(604) 684-9648

(Address and telephone number of registrant’s principal executive offices)

_________________

DL Services, Inc.

U.S. Bank Center

1420 5th Avenue, Suite 3400

Seattle, WA 98101-4010

(206)903-8800

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes  ☐  No

EXPLANITORY NOTE

This Amendment No.1 to Form 40-F for the year ended December 31, 2006 is being filed to amend the Registrant's Annual Information Form to revise disclosure related to the Luismin Los Filos Projects.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

/s/ Peter Barnes
Peter Barnes
President and Chief Executive Officer

Date: February 8, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1**	Annual Information Form

99.2*	Annual Report for the year ended December 31, 2006 including Management’s Discussion & Analysis and Annual Financial Statements

99.3*	Consent of Deloitte & Touche LLP

99.4*	Consent of L. Malmstr’m

99.5*	Consent of P. Hedstrom

99.6*	Consent of J. Sullivan

99.7**	Consent of V. Spring

99.8*	Consent of G. MacFarlane

99.9*	Consent of R. Rivera

99.10	Consent of G. Watts

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

* Previously Filed
** Replaces exhibit of same description as filed with the annual report on Form 40-F dated March 23, 2007.