Form 40-F/A
period 2007-12-31
Silver Wheaton Corp.
filed 2008-04-10
CIK 1323404

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

This Amendment No. 1 to Form 40-F for the year ended December 31, 2007 is being filed to correct a typographical error in the signature of Deloitte & Touche LLP in its audit report filed as part of Exhibit 99.2 hereto. No other changes to the original 40-F, including the Registrant's financial statements, have been made.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVER WHEATON CORP.

By:____/s/ Peter Barnes__________________

Name:

Peter Barnes

Title:

President and Chief Executive Officer

Date: April 9, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

99.1 *	Annual Information Form of the Company for the year ended December 31, 2007

99.2 **	Annual Report for the year ended December 31, 2007 including Management's Discussion & Analysis and Annual Financial Statements

99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.6 *	Consent of V. Spring

99.7 *	Consent of R. Rivera

99.8 *	Consent of L. Malmstrom

99.9 *	Consent of P. Hedstrom

99.10 *	Consent of P. Forward

99.11 *	Consent of R. Bryson

99.12 *	Consent of J. Tompkins

99.13 *	Consent of G. Watts

99.14 *	Consent of R. Didur

99.15 *	Consent of S. Ristorcelli

99.16 *	Consent of F. Brown

*	Previously filed
**	Replaces exhibit of same description as filed with the annual report on Form 40-F dated March 28, 2008.