Form 40-F
period 2008-12-31
Silver Wheaton Corp.
filed 2009-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 40-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008	Commission File Number: 333-121627

SILVER WHEATON CORP.
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

Suite 3150 – 666 Burrard Street, Vancouver, BC V6C 2X8, (604) 684-9648
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711, (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, no par value	New York Stock Exchange
Title of Each Class	Name of Each Exchange on Which Registered

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

251,497,747

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

EXPLANATORY NOTE

Silver Wheaton Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 27, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2392.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in Note 13 of the audited consolidated financial statements of the Company as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, including the reports of the Independent Registered Chartered Accountants with respect thereto, which are part of the Annual Report for the year ended December 31, 2008, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F (“Audited Financial Statements”).

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2008 (“MD&A”) is part of the Annual Report for the year ended December 31, 2008, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Audited Annual Financial Statements

The Audited Financial Statements, including the reports of the Independent Registered Chartered Accountants with respect thereto, are part of the Annual Report for the year ended December 31, 2008, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material differences between Canadian and United States generally accepted accounting principles, see Note 13 to the Audited Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act. Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008. The management’s report is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2008, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal controls over financial reporting as of December 31, 2008, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2008, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 63 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

John Brough is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED CHARTERED

ACCOUNTANTS

Deloitte & Touche LLP acted as the Company’s independent registered chartered accountants for the fiscal year ended December 31, 2008. See page 64 of the Registrant’s AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

See page 64 of the Registrant’s AIF incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board of Directors has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another member of the Board of Directors as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board of Directors at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to the directors and senior officers of the Company.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct and Ethics is located on its website at www.silverwheaton.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations “contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2008
99.2	Annual Report for the year ended December 31, 2008 including Management’s Discussion & Analysis and Annual Financial Statements
99.3	CEO Certification pursuant to Rule 13(a)-14(a) or 15(d) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	CFO Certification pursuant to Rule 13(a)-14(a) or 15(d) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.8	Consent of V. Spring
99.9	Consent of R. Rivera
99.10	Consent of L. Malmström
99.11	Consent of P. Hedström
99.12	Consent of P. Forward
99.13	Consent of G. Simmerman
99.14	Consent of G. Watts
99.15	Consent of F. Brown
99.16	Consent of M. Butcher
99.17	Consent of T. Stubens
99.18	Consent of B. Foo
99.19	Consent of S. Godden
99.20	Consent of P. Taggart
99.21	Consent of D. Gaunt

99.22	Consent of Q. Deng
99.23	Consent of R. Simpson
99.24	Consent of D. Keller
99.25	Consent of H. Ghaffari

99.26	Consent of J. Sedlacek

99.27	Consent of G. Doerksen

99.28	Consent of D. Lister
99.29	Consent of R. Bryson
99.30	Consent of S. Mah
99.31	Consent of N. Burns

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVER WHEATON CORP.

/s / Peter Barnes
Peter Barnes
President and Chief Executive Officer

Date: March 30, 2009