Form 40-F/A
period 2008-12-31
Silver Wheaton Corp.
filed 2009-04-01
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 40-F/A AMENDMENT NO. 1
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

This Amendment No. 1 to the Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant's Registration Statement on Form S-8 (File No. 333-143550) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment") to the Registrant’s Annual Report on Form 40-F filed on March 31, 2009 for the fiscal year ended December 31, 2008, is being filed for the purpose of dating a reference to the independent registered chartered accountants’ report relating to the Registrant’s consolidated financial statements for the fiscal years ended December 31, 2008 and 2007, which was inadvertently omitted during the EDGARization of the independent registered chartered accountants’ report relating to the Registrant’s internal control over financial reporting for the fiscal year ended December 31, 2008.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed. The filing of this Amendment shall not be deemed an admission that the Form 40-F, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized.

SILVER WHEATON CORP.

/s/ Peter Barnes
Peter Barnes
President and Chief Executive Officer

Date: March 31, 2009

EXHIBIT INDEX

The following documents have been filed as part of the Annual Report on Form 40-F:

Exhibit	Documents
99.1*	Annual Information Form of the Company for the year ended December 31, 2008.

99.2*+	Annual Report for the year ended December 31, 2008 including Management’s Discussion & Analysis and Annual Financial Statements.

99.3	CEO Certification pursuant to Rule 13(a)-14(a) or 15(d) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	CFO Certification pursuant to Rule 13(a)-14(a) or 15(d) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5*	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.6*	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.8*	Consent of V. Spring

99.9*	Consent of R. Rivera

99.10*	Consent of L. Malmström

99.11*	Consent of P. Hedström

99.12*	Consent of P. Forward

99.13*	Consent of G. Simmerman

99.14*	Consent of G. Watts

99.15*	Consent of F. Brown

99.16*	Consent of M. Butcher

99.17*	Consent of T. Stubens

99.18*	Consent of B. Foo

99.19*	Consent of S. Godden

99.20*	Consent of P. Taggart

99.21*	Consent of D. Gaunt

99.22*	Consent of Q. Deng

99.23*	Consent of R. Simpson

99.24*	Consent of D. Keller

99.25*	Consent of H. Ghaffari

99.26*	Consent of J. Sedlacek

99.27*	Consent of G. Doerksen

99.28*	Consent of D. Lister

99.29*	Consent of R. Bryson

99.30*	Consent of S. Mah

99.31*	Consent of N. Burns

*Previously filed.

+ The Annual Report for the year ended December 31, 2008, including Management’s Discussion & Analysis and Annual Financial Statements, has been previously filed. However, this Form 40-F/A is accompanied by an independent registered chartered accountants’ report relating to the Registrant’s internal control over financial reporting for the fiscal year ended December 31, 2008, which includes a dated reference to the independent registered chartered accountants’ report relating to the Registrant’s consolidated financial statements for the fiscal years ended December 31, 2008 and 2007, inadvertently omitted from the previous filing during the EDGARization process.