Form 40-F
period 2009-12-31
Silver Wheaton Corp.
filed 2010-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

Commission file number: 001-32482

SILVER WHEATON CORP.
(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Centre
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 342,186,624.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

[ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[   ] Yes [   ] No

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933, as amended.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2009. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 26, 2010, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.0283.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in Note 15 of the audited consolidated financial statements of the Company as of December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, including the reports of the Independent Registered Chartered Accountants with respect thereto, which are filed as Exhibit 99.2 to this annual report on Form 40-F (the “Audited Financial Statements”).

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2009 is part of the Annual Report for the year ended December 31, 2009, filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

Audited Annual Financial Statements

The Audited Financial Statements, including the reports of the Independent Registered Chartered Accountants with respect thereto, are part of the Annual Report for the year ended December 31, 2009, filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F. For a reconciliation of material differences between Canadian and United States generally accepted accounting principles, see Note 15 to the Audited Financial Statements.

CERTIFICATIONS

See Exhibits 99.3, 99.4, 99.5 and 99.6, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009. The management’s report is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2009, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2009, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control Over Financial Reporting

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 63 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

John Brough is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

CODE OF ETHICS

The Board of Directors has adopted a written Code of Business Conduct and Ethics by which it and all officers and employees of the Company abide, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised by employees to their immediate supervisor and to the Company’s Chief Risk Officer and by officers and directors to the Chairman and to the Company’s Chief Risk Officer.

It is a requirement of applicable corporate law that directors and officers who are a party to a material contract or transaction or proposed material contract or transaction with the Company, or who are directors or officers of, or have a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his interest and, in the case of directors, they must not attend any part of a meeting of directors during which the contract or transaction is discussed and must not vote on any resolution to approve the contract or transaction, subject to certain exceptions. These requirements are also contained in the Company’s by-laws, which are made available to the directors and officers of the Company.

All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers, and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Deloitte & Touche LLP acted as the Company’s independent registered chartered accountants for the financial year ended December 31, 2009. See page 64 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

See page 64 of the AIF incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2

Annual Report of the Company for the year ended December 31, 2009, including Management’s Discussion & Analysis and Annual Financial Statements (incorporated by reference to Exhibit 99.1 of Silver Wheaton Corp.’s Form 6-K filed with the Securities and Exchange Commission on March 26, 2010) (File No. 1-32482)

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.8	Consent of V. Spring

99.9	Consent of R. Rivera

99.10	Consent of G. Watts

99.11	Consent of F. Brown

99.12	Consent of M. Butcher

99.13	Consent of R. Bryson

99.14	Consent of S. Mah

99.15	Consent of N. Burns

99.16	Consent of C. Elliott

99.17	Consent of G. Even

99.18	Consent of D. Pilotto

99.19	Consent of C. Scott

99.20	Consent of B. Stryhas

99.21	Consent of E. McLean

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVER WHEATON CORP.

By: /s/ Peter Barnes
Name: Peter Barnes
Title: Chief Executive Officer

Date: March 31, 2010