Form 40-F
period 2010-12-31
Silver Wheaton Corp.
filed 2011-03-30
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 352,785,382

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and any statement as to future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2010. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada noon exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 23, 2011, was CDN$1.00 = USD$0.9821.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in Note 14 of the audited consolidated financial statements of the Company as of December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010, including the reports of the Independent Registered Chartered Accountants with respect thereto, included as Exhibit 99.2 of this annual report on Form 40-F (the “Audited Financial Statements”).

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2010, see Exhibit 99.2 of this annual report on Form 40-F. The management’s discussion and analysis included as Exhibit 99.2 is incorporated by reference into this annual report on Form 40-F.

Audited Annual Financial Statements

For our Audited Financial Statements, for the year ended December 31, 2010, including the reports of the Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this annual report on Form 40-F. Our Audited Financial Statements included as Exhibit 99.2 are incorporated by reference into this annual report on Form 40-F. For a reconciliation of material differences between Canadian and United States generally accepted accounting principles, see Note 14 to the Audited Financial Statements.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2010. The management’s report is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2010, attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2010, attached as Exhibit 99.2 to this annual report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 69 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

CODE OF ETHICS

The Board of Directors has adopted a written Code of Business Conduct and Ethics by which it and all officers and employees of the Company abide, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised by employees to their immediate supervisor and to the Company’s Chief Compliance Officer and by officers and directors to the Chairman and to the Company’s Chief Compliance Officer.

It is a requirement of applicable corporate law that directors and officers who are a party to a material contract or transaction or proposed material contract or transaction with the Company, or who are directors or officers of, or have a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his interest and, in the case of directors, they must not attend any part of a meeting of directors during which the contract or transaction is discussed and must not vote on any resolution to approve the contract or transaction, subject to certain exceptions. These requirements are also contained in the Company’s by–laws, which are made available to the directors and officers of the Company.

All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS

Deloitte & Touche LLP acted as the Company’s independent registered chartered accountants for the financial year ended December 31, 2010. See page 70 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

See page 69 of the AIF incorporated by reference to this document as Exhibit 99.1.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” contained in Exhibit 99.2 of this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

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

Any change to the name and address of the agent for service of process of the Company shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVER WHEATON CORP.

By:	/s/ Peter Barnes
Name:	Peter Barnes
Title:	Chief Executive Officer

Date: March 30, 2011

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2
Annual Report of the Company for the year ended December 31, 2010, including Management’s Discussion & Analysis and Annual Financial Statements (incorporated by reference to Exhibit 99.1 of Silver Wheaton Corp.’s Form 6-K filed with the Securities and Exchange Commission on March 24, 2011) (File No. 1-32482)

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.8	Consent of V. Spring

99.9	Consent of G. Watts

99.10	Consent of G. Pareja

99.11	Consent of P. Nahan

99.12	Intentionally omitted

99.13	Consent of M. Belanger

99.14	Consent of N. Burns

99.15	Consent of S. Mah

99.16	Consent of D. Pilotto

99.17	Consent of B. Stryhas

99.18	Consent of C. Elliott

99.19	Consent of G. Even

99.20	Consent of E. McLean

99.21	Consent of C. Scott