Form 40-F
period 2012-12-31
Silver Wheaton Corp.
filed 2013-04-02
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: (302) 738-6680
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 354,375,852

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes       [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[_] Yes       [_] No

The annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

Silver Wheaton Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and any statements as to future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2012. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada noon exchange rate, the exchange rate of Canadian dollars into United States dollars, on April 1, 2013, was CDN$1.00 = USD$0.9836.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the year ended December 31, 2012 (the "Audited Financial Statements") have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted or produced at the time of the reserve determination.

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

ANNUAL INFORMATION FORM

For the Company's AIF, see Exhibit 99.1 filed as part of this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2012, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For our Audited Financial Statements for the year ended December 31, 2012, including the reports of the Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2012. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2012, attached as Exhibit 99.2 to this annual report on Form 40-F.

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2012, attached as Exhibit 99.2 to this annual report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Chartered Accountants” that accompanies the Company’s Audited Financial Statements for the year ended December 31, 2012, filed as Exhibit 99.2 to this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 78 of the AIF, included as Exhibit 99.1 and filed as part of this annual report on Form 40-F. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

CODE OF ETHICS

The Board of Directors has adopted a written Code of Business Conduct and Ethics which applies to all of the Company’s officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised by employees to their immediate supervisor and to the Company’s Chief Compliance Officer and by officers and directors to the Chairman and to the Company’s Chief Compliance Officer.

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

During the year ended December 31, 2012, there were no amendments to the code and no waivers, including implicit waivers, granted from any provision of the code. All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Deloitte LLP acted as the Company’s independent registered chartered accountants for the financial year ended December 31, 2012. See page 79 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

The required disclosure is included on page 78 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” in Exhibit 99.2 of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Not applicable.

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

CONSENT TO SERVICE OF PROCESS

The Company has, together with this Form 40-F, filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

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

SILVER WHEATON CORP.

By: /s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer

Date: April 2, 2013

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Annual Report of the Company for the year ended December 31, 2012, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Chartered Accountants

99.8	Consent of N. Burns

99.9	Consent of S. Mah

99.10	Consent of J. Turner

99.11	Consent of B. Foo

99.12	Consent of J. Ché Osmond

99.13	Consent of C. Jacobs