Form 40-F
period 2013-12-31
Silver Wheaton Corp.
filed 2014-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 001-32482

SILVER WHEATON CORP.
(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 357,396,778

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes    [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

   [   ] Yes    [   ] No

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-185152) and on Form F-3 (File No. 333-194702) under the Securities Act of 1933, as amended.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which the Company purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2013. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that the Company will be successful in challenging any reassessment by the Canada Revenue Agency and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada noon exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 26, 2014, was CDN$1.00 = USD$0.8974.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the year ended December 31, 2013 (the "Audited Financial Statements") have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2013, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For our Audited Financial Statements for the year ended December 31, 2013, including the reports of the Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2013. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2013, attached as Exhibit 99.2 to this annual report on Form 40-F.

The Company’s Independent Registered Public Accounting Firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2013, attached as Exhibit 99.2 to this annual report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements for the year ended December 31, 2013, filed as Exhibit 99.2 to this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 72 of the AIF, included as Exhibit 99.1 and filed as part of this annual report on Form 40-F. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

During the year ended December 31, 2013, there were no amendments to the code and no waivers, including implicit waivers, granted from any provision of the code. All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2013. See page 73 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 71 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

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

SILVER WHEATON CORP.

By: /s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer

Date: March 31, 2014

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2013

99.2	Annual Report of the Company for the year ended December 31, 2013, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of S. Mah

99.10	Consent of J. Turner

99.11	Consent of B. Foo

99.12	Consent of J. Ché Osmond

99.13	Consent of C. Jacobs