Form 40-F
period 2014-12-31
Silver Wheaton Corp.
filed 2015-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 001-32482

SILVER WHEATON CORP.
(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code)	No.)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 403,903,965

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes      [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[_] Yes      [_] No

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-202429) and on Form F-3 (File No. 333-194702) under the Securities Act of 1933, as amended.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to: project increases to the Company’s production and cash flow profile; the expansion and exploration potential at the Salobo mine; projected changes to the Company’s production mix, anticipated increases in total throughput at the Salobo mine; the estimated future production; the future price of commodities; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production (including 2015 and 2019 attributable annual production); the cost of future production; reserve determination; estimated reserve conversion rates; and any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities; the absence of control over the mining operations from which the Company purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined; risks relating to having to rely on the accuracy of the public disclosure and other information the Company receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business; differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and the Company’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect; the introduction of new tax laws and regulations or accounting policies and rules; credit and liquidity risks; hedging risk; competition in the mining industry; risks related to the Company’s acquisition strategy; risks related to the market price of the common shares; risks related to the Company’s holding of long-term investments in other exploration and mining companies; risks related to the declaration, timing and payment of dividends; the ability of the Company and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel; risks related to claims and legal proceedings against the Company or the Mining Operations; risks relating to unknown defects and impairments; risks related to the adequacy of internal control over financial reporting; risks related to governmental regulations, including environmental regulations; risks related to international operations of the Company and the Mining Operations; risks relating to exploration, development and operations at the Mining Operations; the ability of the Company and the Mining Operations to obtain and maintain necessary permits; the ability of the Company and the Mining Operations to comply with applicable laws, regulations and permitting requirements; lack of suitable infrastructure and employees to support the Mining Operations; uncertainty in the accuracy of mineral reserves and mineral resources estimates; risks relating to production estimates from Mining Operations; inability to replace an d expand mineral reserves; uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations; commodity price fluctuations; the ability of the Company and the Mining Operations to obtain adequate financing; the ability of Mining Operations to complete permitting, construction, development and expansion; challenges related to global financial conditions; risks related to future sales or issuance of equity securities; and other risks disclosed under the heading “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2014. Forward-looking statements are based on assumptions management currently believes to be reasonable, including, but not limited to: the continued operation of the Mining Operations; no material adverse change in the market price of commodities; that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates; the continuing ability to fund or obtain funding for outstanding commitments; the ability to source and obtain accretive precious metal stream interests; expectations regarding the resolution of legal and tax matters; that the Company will be successful in challenging any reassessment by the Canada Revenue Agency (the “CRA”); the estimate of the carrying value of the Precious Metal Purchase Agreements (as defined in the AIF); and other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements included and incorporated by reference in this prospectus are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it was made, the Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada noon exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 31, 2015, was CDN$1.00 = USD$0.7949.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the year ended December 31, 2014 (the "Audited Financial Statements") have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate. reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

For the Company's AIF, see Exhibit 99.1 filed as part of this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2014, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For the Company’s Audited Annual Financial Statements for the year ended December 31, 2014, including the reports of the Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.3, 99.4, 99.5 and 99.6 to this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2014, attached as Exhibit 99.2 to this annual report on Form 40-F.

The Company’s Independent Registered Public Accounting Firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2014, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2014, attached as Exhibit 99.2 to this annual report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements for the year ended December 31, 2014, filed as Exhibit 99.2 to this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 77 of the AIF, included as Exhibit 99.1 and filed as part of this annual report on Form 40-F. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

During the year ended December 31, 2014, there were no amendments to the code and no waivers, including implicit waivers, granted from any provision of the code. All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP acted as the Company’s Independent Registered Public Accounting Firm for the financial year ended December 31, 2014. See page 78 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 77 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

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

SILVER WHEATON CORP.

/s/ Randy V. J. Smallwood
By:
________________________
Name: Randy V. J. Smallwood
Title: Chief Executive Officer

Date: March 31, 2015

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2014

99.2	Annual Report of the Company for the year ended December 31, 2014, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of S. Mah

99.10	Consent of J. Turner

99.11	Consent of B. Foo

99.12	Consent of J. Ché Osmond

99.13	Consent of C. Jacobs