Form 40-F
period 2015-12-31
Silver Wheaton Corp.
filed 2016-03-30
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number: 001-32482

SILVER WHEATON CORP.
(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)

3500 – 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 404,039,065

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[_] Yes [_] No

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-203682) and on Form F-3 (File No. 333-194702) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

Silver Wheaton Corp. (the “Company”, “Silver Wheaton” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to:

  payments by Silver Wheaton’s wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. to Panoro Minerals Ltd. and its wholly owned subsidiary Cordillera Copper Ltd. in accordance with an early deposit precious metal purchase agreement for the Cotabambas project located in Peru, including any acceleration of payments, estimated throughput of the Cotabambas project and exploration potential associated with the Cotabambas project;
  the normal course issuer bid (“NCIB”) and the number of shares that may be purchased under the NCIB;
  projected increases to Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) production and cash flow profile;
  the expansion and exploration potential at the Salobo mine located in Brazil;
  projected changes to Silver Wheaton’s production mix;
  anticipated increases in total throughput at the Salobo mine;
  the effect of the Servicio de Administraciόn Tributaria (“SAT”) legal claim on Primero’s business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
  the estimated future production;
  the future price of commodities;
  the estimation of mineral reserves and mineral resources;
  the realization of mineral reserve estimates;
  the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
  the costs of future production;
  reserve determination;
  estimated reserve conversion rates;
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
  confidence in the Company’s business structure;
  the Company’s position relating to any dispute with the Canada Revenue Agency (the “CRA”) and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
  assessments of the impact and resolution of various legal and tax matters.

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
  risks related to the Mining Operations (as defined herein) including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
  absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company’s business operations is materially different than currently contemplated;
  any challenge by the CRA of the Company’s tax filings is successful and the potential negative impact to the Company’s previous and future tax filings; the Company’s business or ability to enter into precious metal purchase agreements (as defined herein) is materially impacted as a result of any CRA reassessment; any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control; any requirement to pay reassessed tax; the Company is not assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada; interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position; litigation risk associated with a challenge to the Company’s tax filings;
  credit and liquidity risks;
  hedging risk;
  competition in the mining industry;
  risks related to Silver Wheaton’s acquisition strategy;
  risks related to the market price of the common shares of Silver Wheaton (the “Common Shares”), including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;
  equity price risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies;
  risks related to the declaration, timing and payment of dividends;
  the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
  litigation risk associated with outstanding legal matters;
  risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
  risks relating to unknown defects and impairments;
  risks relating to security over underlying assets;
  risks related to ensuring the security and safety of information systems, including cyber security risks;
  risks related to the adequacy of internal control over financial reporting;
  risks related to governmental regulations;
  risks related to international operations of Silver Wheaton and the Mining Operations;
  risks relating to exploration, development and operations at the Mining Operations;
  risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
  risks related to environmental regulation and climate change;
  the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
  the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
  lack of suitable infrastructure and employees to support the Mining Operations;
  uncertainty in the accuracy of mineral reserve and mineral resource estimates;
  inability to replace and expand mineral reserves;

  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
  fluctuation in the commodity prices other than silver or gold;
  the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
  the ability of Mining Operations to complete permitting, construction, development and expansion;
  challenges related to global financial conditions;
  risks relating to future sales or the issuance of equity securities; and
  other risks disclosed under the heading “Risk Factors” in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  the Common Shares trading below their value from time to time;
  no material adverse change in the market price of commodities;
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
  the continuing ability to fund or obtain funding for outstanding commitments;
  Silver Wheaton’s ability to source and obtain accretive precious metal stream interests;
  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
  Silver Wheaton will be successful in challenging any reassessment by the CRA;
  Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
  Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
  Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
  Silver Wheaton will not change its business as a result of any CRA reassessment;
  Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
  expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
  any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;
  the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
  other assumptions and factors as set out herein.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada noon exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 30, 2016, was CDN$1.00 = USD$0.7715.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the year ended December 31, 2015 (the "Audited Financial Statements") have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For the Company’s Audited Annual Financial Statements for the year ended December 31, 2015, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2015, attached as Exhibit 99.2 to this annual report on Form 40-F.

The Company’s independent registered public accounting firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2015, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2015, attached as Exhibit 99.2 to this annual report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements for the year ended December 31, 2015, filed as Exhibit 99.2 to this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 88 of the AIF, included as Exhibit 99.1 and filed as part of this annual report on Form 40-F. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

During the year ended December 31, 2015, there were no amendments to the code and no waivers, including implicit waivers, granted from any provision of the code. All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2015. See page 89 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 88 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

SILVER WHEATON CORP.

By: /s/ Randy V.J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer

Date: March 30, 2016

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2015

99.2	Annual Report of the Company for the year ended December 31, 2015, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of S. Mah

99.10	Consent of G. Vos

99.11	Consent of G. Verly

99.12	Consent of A. Simon

99.13	Consent of P. Lacombe

99.14	Consent of D. Hickson

99.15	Consent of V. Khera

99.16	Consent of S. Searston