Form 40-F
period 2016-12-31
Silver Wheaton Corp.
filed 2017-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 441,456,217

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes        [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[_] Yes        [_] No

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-203682) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

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

  proposed name change from Silver Wheaton Corp. to Wheaton Precious Metals Corp.;
  the acquisition of Los Filos by Leagold Mining Corporation;
  future payments by Silver Wheaton in accordance with early deposit precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
  projected increases to Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) production and cash flow profile;
  the expansion and exploration potential at the Salobo, San Dimas and Peñasquito mines (each as defined herein);
  projected changes to Silver Wheaton’s production mix;
  anticipated increases in total throughput at the Salobo mine;
  the effect of the Servicio de Administracion Tributaria (“SAT”) legal claim on Primero Mining Corp.’s (“Primero”) business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
  the impact on Primero of the unionized employee strike at the San Dimas mine;
  the ability of Primero to continue as a going concern;
  the guarantee of Primero’s revolving credit facility;
  the estimated future production;
  the future price of commodities;
  the estimation of mineral reserves and mineral resources;
  the realization of mineral reserve estimates;
  the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
  the costs of future production;
  reserve determination;
  estimated reserve conversion rates and produced but not yet delivered ounces;
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
  confidence in the Company’s business structure;
  the Company’s position relating to any dispute with the Canada Revenue Agency (the “CRA”) and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

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

  any decision to not proceed with the proposed name change from Silver Wheaton Corp. to Wheaton Precious Metals Corp., the failure to receive shareholder approval for such name change or delays in implementing the proposed name change;
  that the acquisition of Los Filos will not be completed;
  risks related to the satisfaction of each party’s obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
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
  Primero not being able to defend the validity of the 2012 Advance Pricing Agreement (“APA”), being unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;
  Primero not being able to continue as a going concern;
  Primero not being able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
  Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
  Primero failing to make required payments or otherwise defaulting under its revolving credit facility and the Company having to meet its guarantee obligations;
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
  indebtedness and guarantee risks;
  hedging risk;
  competition in the mining industry;
  risks related to Silver Wheaton’s acquisition strategy;
  risks related to the market price of the common shares of Silver Wheaton (the “Common Shares”);
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

            Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  the receipt of shareholder approval for the proposed name change from Silver Wheaton Corp. to Wheaton Precious Metals Corp.;
  that the acquisition of Los Filos will be completed;
  the satisfaction of each party’s obligations in accordance with the precious metal purchase agreements;
  no material adverse change in the market price of commodities;
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
  the continuing ability to fund or obtain funding for outstanding commitments;
  that Primero is able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
  that Primero is able to continue as a going concern;
  that Primero will make all required payments and not be in default under its revolving credit facility;
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

  the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
  other assumptions and factors as set out herein and in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada noon exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 31, 2017, was CDN$1.00 = USD$0.7506.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2016 and 2015 (the "Audited Financial Statements") have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Silver Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Silver Wheaton website at http://www.silverwheaton.com/company/corporate-governance/default.aspx.

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2016, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For the Company’s Audited Annual Financial Statements for the years ended December 31, 2016 and 2015, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2016, attached as Exhibit 99.2 to this annual report on Form 40-F.

The Company’s independent registered public accounting firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2016, included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2016, attached as Exhibit 99.2 to this annual report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements for the years ended December 31, 2016 and 2015, filed as Exhibit 99.2 to this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 89 of the AIF, included as Exhibit 99.1 and filed as part of this annual report on Form 40-F. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

John Brough is an “audit committee financial expert” (as such term is defined in Form 40-F), in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal control over financial reporting and procedures for financial reporting and an understanding of audit committee functions. In addition, Mr. Brough is “independent” as that term is defined in the rules of the New York Stock Exchange.

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

During the year ended December 31, 2016, there were no amendments to the code and no waivers, including implicit waivers, granted from any provision of the code. All amendments to the code, and all waivers of the code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.silverwheaton.com. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP was the Company’s independent registered public accounting firm for the financial years ended December 31, 2016 and 2015. See page 96 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 96 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F.

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

SILVER WHEATON CORP.

By: /s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer

Date: March 31, 2017

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2016

99.2	Annual Report of the Company for the year ended December 31, 2016, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of R. Ulansky

99.10	Consent of G. Vos

99.11	Consent of G. Verly

99.12	Consent of A. Simon

99.13	Consent of P. Lacombe

99.14	Consent of D. Hickson

99.15	Consent of V. Khera

99.16	Consent of S. Searston