Form 40-F
period 2018-12-31
Wheaton Precious Metals Corp.
filed 2019-04-01
CIK 1323404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 444,336,361

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes             ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☒  Yes             ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company  ☐

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

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-217183) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

Wheaton Precious Metals Corp. (the “Company”, “Wheaton” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of the Company (the “Common Shares”) are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to statements with respect to:

•	estimated future production as a result of the Salobo Expansion (as defined in the Company’s annual information form filed as Exhibit 99.1 to this annual report on Form 40-F (the Company’s “AIF”));

•

the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale and the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay PMPA (as defined in the Company’s AIF);

•

the effect of the Servicio de Administración Tributaria (“SAT”) legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine (as defined in the Company’s AIF);

•

the impact of counterparties experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or the AMCU strike action (as defined in the Company’s AIF) or for any other reason;

•	the repayment of the Kutcho Convertible Note (as defined in the Company’s AIF);

•	the ability of Barrick Gold Corporation to advance the Pascua-Lama project (as defined in the Company’s AIF);

•

future payments by Wheaton in accordance with precious metal purchase agreements (as defined in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F), including any acceleration of payments, expansion payments, estimated throughput and exploration potential;

•	projected changes to Wheaton’s production mix;

•	anticipated increases in total throughput;

•	the estimated future production, including projected increases to Wheaton’s production and cash flow profile;

•	the future price of commodities;

•	the estimation of mineral reserves and mineral resources;

•	the realization of mineral reserve and mineral resource estimates;

•	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);

•	the costs of future production;

•	reserve determination;

•	estimated reserve conversion rates and produced but not yet delivered ounces;

•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive mineral stream interests;

•	confidence in the Company’s business structure;

•	the Company’s estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement (as defined in the Company’s AIF);

•	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;

•	possible audits for taxation years subsequent to 2015;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;

•

Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay or Vale is unable to commence, or the timing of, delivery of cobalt by Vale is delayed or deferred under the Voisey’s Bay PMPA;

•

Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay PMPA at acceptable prices or at all or there is a decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•

First Majestic (as defined in the Company’s AIF) being able to defend the validity of the 2012 APA (as defined in the Company’s AIF), is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•

Vale not being able to meet its obligations under any of the Company’s PMPAs with Vale as a result of Vale experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or for any other reason;

•

Sibanye-Stillwater experiences financial, operational or other difficulties, including insolvency, and is not able to meet its obligations under the Stillwater PMPA (as defined herein) as a result of not being able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;

•	Kutcho not being able to make payments under the Kutcho Convertible Note (as each is defined in the Company’s AIF);

•	that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;

•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;

•

risks related to the Mining Operations (as defined in the Company’s AIF) including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

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

•

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge by the Canada Revenue Agency (“CRA”) of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	any reassessment of the Company’s tax filings and the continuation or timing of any such process being outside the Company’s control;

•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;

•

risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;

•	credit and liquidity risks;

•	indebtedness and guarantees risks;

•	mine operator concentration risks;

•	hedging risk;

•	competition in the streaming industry;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the Common Shares;

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	litigation risk associated with outstanding legal matters;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to unknown defects and impairments;

•	risks relating to security over underlying assets;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development and operations at the Mining Operations;

•	risks related to environmental regulations and climate change;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;

•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;

•	inability to replace and expand mineral reserves;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks relating to future sales or the issuance of equity securities; and

•	other risks disclosed under the heading “Risk Factors” in the Company’s AIF.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	Vale is able to produce the estimated future production as a result of the Salobo Expansion;

•

Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay and Vale is able to commence and meet its timing for delivery of cobalt under the Voisey’s Bay PMPA;

•

Wheaton is able to sell cobalt production delivered under the Voisey’s Bay PMPA at acceptable prices and the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;

•	Vale is able to meet its obligations under the Company’s PMPAs with Vale;

•	Sibanye-Stillwater is able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;

•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;

•	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;

•	that there will be no material adverse change in the market price of commodities;

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive mineral stream interests;

•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;

•	that Wheaton will be successful in challenging any reassessment by the CRA;

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;

•	that expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA, will be met;

•

that Wheaton’s estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement and the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

•	such other assumptions and factors as set out herein.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 29, 2019, was CDN$1.00 = USD$0.7483.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2018 and 2017 (the “Audited Financial Statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.

The AIF, MD&A (as defined below) and the Audited Financial Statements have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

For the Company’s AIF, see Exhibit 99.1 filed as part of this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2018 (the Company’s “MD&A”), see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For the Company’s Audited Annual Financial Statements for the years ended December 31, 2018 and 2017, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.3, 99.4, 99.5 and 99.6 to this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which is incorporated by reference herein.

The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2018, included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 97 of the AIF. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

CODE OF ETHICS

The Board of Directors has adopted a written Code of Business Conduct and Ethics (the “Code”) which applies to all of the Company’s officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised by employees to their immediate supervisor and to the Company’s Chief Compliance Officer and by officers and directors to the Chairman and to the Company’s Chief Compliance Officer.

It is a requirement of applicable corporate law that directors and officers who are a party to a material contract or transaction or proposed material contract or transaction with the Company, or who are directors or officers of, or have a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest and, in the case of directors, they must not attend any part of a meeting of directors during which the contract or transaction is discussed and must not vote on any resolution to approve the contract or transaction, subject to certain exceptions. These requirements are also contained in the Company’s bylaws, which are made available to the directors and officers of the Company.

During the year ended December 31, 2018, there were no amendments to the Code and no waivers, including implicit waivers, were granted from any provision of the Code. All amendments to the Code, and all waivers of the Code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, have been and will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.wheatonpm.com. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP was the Company’s independent registered public accounting firm for the financial years ended December 31, 2018 and 2017. The required disclosure is included on page 106 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars, and is incorporated by reference herein.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 105 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” on page 36 of the MD&A in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2018

99.2	Annual Report of the Company for the year ended December 31, 2018, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of R. Ulansky

99.10	Consent of N. Burns

99.11	Consent of M. Tagami

99.12	Consent of C. Davis

99.13	Consent of C. Diedrich

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Randy V. J. Smallwood
Name:	Randy V. J. Smallwood
Title:	Chief Executive Officer

Date: April 1, 2019