Form 40-F
period 2019-12-31
Wheaton Precious Metals Corp.
filed 2020-03-30
CIK 1323404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-32482

WHEATON PRECIOUS METALS CORP.

(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	98-0459455
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

3500 – 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

(604) 684-9648

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

Telephone: (302) 738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	WPM	New York Stock Exchange
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 448,150,003

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-230782) and on Form F-3 (File No. 333-194702) under the Securities Act of 1933, as amended.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to statements with respect to:

•	the future price of commodities;

•	the impact of epidemics (including the COVID-19 virus pandemic);

•

the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential) (as defined in the Company’s annual information form filed as Exhibit 99.1 to this annual report on Form 40-F (the Company’s “AIF”);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations;

•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;

•

the ability of Wheaton’s PMPA (as defined in the Company’s AIF) counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;

•	the estimation of produced but not yet delivered ounces;

•	any statements as to future dividends;

•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;

•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

•	the ability to sell precious metals and cobalt production;

•	confidence in the Company’s business structure;

•	the Company’s assessment of taxes payable and the impact of the CRA Settlement (as defined in the Company’s AIF) for years subsequent to 2010;

•	possible audits for taxation years subsequent to 2015;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks association with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

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

•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•	credit and liquidity risks;

•	mine operator concentration risks;

•	indebtedness and guarantees risks;

•	hedging risk;

•	competition in the streaming industry risk;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to security over underlying assets;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

•	risks related to environmental regulations and climate change;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;

•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to unknown defects and impairments;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

•	risks relating to future sales or the issuance of equity securities; and

•	other risks disclosed under the heading “Risk Factors” in the Company’s AIF.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that there will be no material adverse change in the market price of commodities;

•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

•	that each party will satisfy their obligations in accordance with the PMPAs;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive PMPAs;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 27, 2020, was CDN$1.00 = USD$0.71.

NOTE TO UNITED STATES READERS –

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2019 and 2018 (the “Audited Financial Statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.

The AIF, MD&A (as defined below) and the Audited Financial Statements have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2019 (the Company’s “MD&A”), see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For the Company’s Audited Annual Financial Statements for the years ended December 31, 2019 and 2018, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2019. The management’s report entitled “Management’s Report on Internal Control Over Financial Reporting” is included with the Audited Financial Statements, which is incorporated by reference herein.

The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2019, included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 85 of the AIF, which is incorporated herein by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

John Brough is an “audit committee financial expert” (as such term is defined in Form 40-F), in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; has an understanding of internal control over financial reporting and procedures for financial reporting; and has an understanding of audit committee functions, acquired through certain education or experience as required by paragraph (c) of General Instruction B.(8) to Form 40-F. In addition, Mr. Brough is “independent” as that term is defined in the rules of the New York Stock Exchange.

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

It is a requirement of applicable corporate law that directors and officers who are party to a material contract or transaction or proposed material contract or transaction with the Company, or who are directors or officers of, or have a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest and, in the case of directors, they must not attend any part of a meeting of directors during which the contract or transaction is discussed and must not vote on any resolution to approve the contract or transaction, subject to certain exceptions. These requirements are also contained in the Company’s bylaws, which are made available to the directors and officers of the Company.

During the year ended December 31, 2019, the Code was amended to better align the Company’s policies with the United Nations Global Compact by adding provisions outlining our commitment to fair practice and freedom of association, collective bargaining and our support for the abolition of forced labour and child labour, as well as other provisions. All amendments to the Code, and all waivers of the Code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, have been and will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.wheatonpm.com. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP was the Company’s independent registered public accounting firm for the financial years ended December 31, 2019 and 2018. The required disclosure is included on page 92 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars, and is incorporated by reference herein.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 92 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” on page 31 of the MD&A in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2019

99.2	Annual Report of the Company for the year ended December 31, 2019, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of R. Ulansky

99.10	Consent of N. Burns

99.11	Consent of M. Tagami

99.12	Consent of C. Gauld

99.13	Consent of M. Alvim

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Randy V. J. Smallwood
Name:	Randy V. J. Smallwood
Title:	Chief Executive Officer

Date: March 30, 2020