Form 40-F
period 2020-12-31
Wheaton Precious Metals Corp.
filed 2021-03-31
CIK 1323404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 449,458,394

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

This annual report on Form 40-F shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-230782) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

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

FORWARD-LOOKING STATEMENTS1

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to statements with respect to:

•

the payment of $110 million to Aris Gold and the satisfaction of each party’s obligations in accordance with the Marmato PMPA (as defined in the Company’s annual information form filed as Exhibit 99.1 to this annual report on Form 40-F (the Company’s “AIF”)) in the Company’s and the receipt by the Company of silver and gold production in respect of the Marmato Project;

•

the payment of US$290 million to Capstone and the satisfaction of each party’s obligations in accordance with the Santo Domingo Early Deposit Agreement and the receipt by the Company of gold production in respect of the Santo Domingo project;

•	the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the ATM Program;

•	the future price of commodities;

•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;

•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential) (as defined in the Company’s AIF);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);

•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;

•

the ability of Wheaton’s PMPA (as defined in the Company’s AIF) counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;

•	the estimation of produced but not yet delivered ounces;

•	any statements as to the impact of the listing of the Common Shares on the LSE;

•	any statements as to future dividends;

•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;

•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

•	the ability to sell precious metals and cobalt production;

•	confidence in the Company’s business structure;

•	the Company’s assessment of taxes payable and the impact of the CRA Settlement (as defined in the Company’s AIF) for years subsequent to 2010;

•	possible audits for taxation years subsequent to 2015;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;

•	list of the Company’s Common Shares on the LSE, NYSE or TSX; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	the satisfaction of each party’s obligations in accordance with the terms of the Marmato PMPA (as defined in the Company’ AIF);

•	the satisfaction of each party’s obligations in accordance with the terms of the Santo Domingo Early Deposit Agreement (as defined in the Company’ AIF);

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

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

•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements or PMPAs (as defined in the Company’s AIF”), including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

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

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•	counterparty credit and liquidity risks;

•	mine operator concentration risks;

•	indebtedness and guarantees risks;

•	hedging risk;

•	competition in the streaming industry risk;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to security over underlying assets;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

•	risks related to environmental regulations and climate change;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;

•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the Common Shares of Wheaton (the “Common Shares”);

•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;

•	risks associated with a possible suspension of trading of Common Shares;

•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to unknown defects and impairments;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

•	risks relating to future sales or the issuance of equity securities; and

•	other risks disclosed under the heading “Risk Factors” in the Company’s AIF.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	the payment of $110 million to Aris Gold and the satisfaction of each party’s obligations in accordance with the Marmato Early Deposit Agreement;

•	the payment of US$290 million to Capstone and the satisfaction of each party’s obligations in accordance with the Santo Domingo Early Deposit Agreement;

•

that the sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

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

•

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive PMPAs;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and

•	such other assumptions and factors as set out herein.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 30, 2021, was CDN$1.00 = USD$0.7917.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2020 and 2019 (the “Audited Financial Statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.

The AIF, MD&A (as defined below) and the Audited Financial Statements have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101.

As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2020 (the Company’s “MD&A”), see Exhibit 99.2 filed as part of this annual report on Form 40-F.

Audited Annual Financial Statements

For the Company’s Audited Annual Financial Statements for the years ended December 31, 2020 and 2019, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form 40-F.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective as of December 31, 2020.

The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2020, included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 91 of the AIF, which is incorporated herein by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

During the year ended December 31, 2020, the Code was updated to align with changes to the Company’s Disclosure Policy. All amendments to the Code, and all waivers of the Code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, have been and will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.wheatonpm.com. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP was the Company’s independent registered public accounting firm for the financial years ended December 31, 2020 and 2019. The required disclosure is included on page 98 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars, and is incorporated by reference herein.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included on page 98 of the AIF filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” on page 29 of the MD&A in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2020

99.2	Annual Report of the Company for the year ended December 31, 2020, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of R. Ulansky

99.10	Consent of N. Burns

99.11	Consent of M. Tagami

99.12	Consent of C. Gauld

99.13	Consent of M. Alvim

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer

Date: March 31, 2021