Form 40-F
period 2021-12-31
Wheaton Precious Metals Corp.
filed 2022-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission file number: 001-32482

WHEATON PRECIOUS METALS CORP.
(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	98-0459455
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 450,863,952
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
No. 333-255208)
and on Form
F-3D
(File
No. 333-194702)
under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
Wheaton Precious Metals Corp. (the “
Company
”, “
Wheaton
” or the “
Registrant
”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”) on Form
40-F
pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule
3b-4
under the Exchange Act. The common shares of the Company (the “
Common Shares
”) are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule
3a12-3
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

•	the future price of commodities;

•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential) (as defined in the Company’s AIF);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);

•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA (as defined in the Company’s AIF) counterparties at Mining Operations;

•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•
the ability of Wheaton’s PMPA (as defined in the Company’s AIF) counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

•	the costs of future production;

•	the estimation of produced but not yet delivered ounces;

•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;

•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;

•	continued listing of the Common Shares on the LSE, NYSE and TSX;

•	any statements as to future dividends;

•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;

•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

•	the ability to sell precious metals and cobalt production;

•	confidence in the Company’s business structure;

•	the Company’s assessment of taxes payable and the impact of the CRA Settlement (as defined in the Company’s AIF) for years subsequent to 2010;

•	possible audits for taxation years subsequent to 2015;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;

•	the Company’s climate change and environmental commitments; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.
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
forward-looking
statements, including but not limited to:

•	the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

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

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•	risks relating to the potential implementation of a 15% global minimum tax;

•	counterparty credit and liquidity risks;

•	mine operator and counterparty concentration risks;

•	indebtedness and guarantees risks;

•	hedging risk;

•	competition in the streaming industry risk;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to security over underlying assets;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

•	risks related to environmental regulations;

•	risks related to climate change;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;

•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	risks associated with environmental, social and governance matters;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the Common Shares of Wheaton (the “Common Shares”);

•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;

•	risks associated with a possible suspension of trading of Common Shares;

•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;

•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to unknown defects and impairments;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

•	risks relating to future sales or the issuance of equity securities; and

•	other risks disclosed under the heading “Risk Factors” in the Company’s AIF.
Forward-looking
statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that there will be no material adverse change in the market price of commodities;

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

•	that each party will satisfy their obligations in accordance with the PMPAs;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive PMPAs;

•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);

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

•	that the trading of the Company’s Common Shares will not be suspended;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•
that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

•
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 30, 2022, was CDN$1.00 = USD$
0.8019
.
NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2021 and 2020 (the “
Audited Financial Statements
”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“
IFRS
”).
Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.
The AIF, MD&A (as defined below) and the Audited Financial Statements have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument
43-101
– Standards of Disclosure for Mineral Projects (“
NI
43-101
”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “
CIM
”) –
CIM Definition Standards on Mineral Resources and Mineral Reserves
, adopted by the CIM Council, as amended (the “
CIM Definition Standards
”). These definitions differ from the definitions in the United States Securities and Exchange Commission (“
SEC
”) Industry Guide 7 (“
SEC Industry Guide 7
”) under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
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
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “
SEC Modernization Rules
”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation
S-K.
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
ANNUAL INFORMATION FORM
For the Company’s AIF, see Exhibit 99.1 filed as part of this annual report on Form
40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis
For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2021 (the Company’s “
MD&A
”), see Exhibit 99.2 filed as part of this annual report on Form
40-F.
Audited Annual Financial Statements
For the Company’s Audited Annual Financial Statements for the years ended December 31, 2021 and 2020, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 filed as part of this annual report on Form
40-F.
CERTIFICATIONS
See Exhibits 99.3, 99.4, 99.5 and 99.6 to this annual report on Form
40-F.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“
CEO
”) and Chief Financial Officer (“
CFO
”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.
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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective as of December 31, 2021.
The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2021, included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 97 of the AIF, which is incorporated herein by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule
10A-3
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

CODE OF ETHICS
The Board of Directors has adopted a written Code of Business Conduct and Ethics (the “
Code
”) which applies to all of the Company’s officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised by employees to their immediate supervisor and to the Company’s Chief Compliance Officer and by officers and directors to the Chairman and to the Company’s Chief Compliance Officer.
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
During the year ended December 31, 2021, the Code was updated to adopt a gender diversity target for the Company’s Board of Directors and in 2022 was updated to outline the Company’s commitments around climate change and mental health. All amendments to the Code, and all waivers of the Code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, have been and will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at
www.wheatonpm.com
. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form
40-F.
PRINCIPAL ACCOUNTING FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Deloitte LLP (Vancouver, Canada, PCAOB ID No. 1208) was the Company’s independent registered public accounting firm for the financial years ended December 31, 2021 and 2020. The required disclosure is included on page 98 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form
40-F,
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
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required disclosure is included under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” on page 32 of the MD&A in Exhibit 99.2 to this annual report on Form
40-F
and is incorporated by reference herein.
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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2021

99.2	Annual Report of the Company for the year ended December 31, 2021, including Management’s Discussion & Analysis and Annual Financial Statements

99.3	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of N. Burns

99.9	Consent of R. Ulansky

101	Interactive Data File

SIGNATURES
Pursuant to the requirements of the Exchang
e
 Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer
Date: March 31, 2022