Form 40-F
period 2022-12-31
Wheaton Precious Metals Corp.
filed 2023-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
[_]
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
[X]
 ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

Commission file number: 001-32482
WHEATON PRECIOUS METALS CORP.
(Exact Name of Registrant as Specified in its charter)

Ontario, Canada	1041	98-0459455
(Province or other jurisdiction of incorporation or	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
organization)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 452,318,526
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes      [_] No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
[X] Yes      [_] No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging Growth Company            [ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                                                                 [ ]
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
[
X
]
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                                                 [ ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
                     [ ]
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

CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 30, 2023, was CDN$1.00 = USD$0.7389.
NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company’s audited annual Consolidated Financial Statements for the years ended December 31,
2022
and 2021 (the “
Audited Financial Statements
”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“
IFRS
”), which differs from U.S. generally accepted accounting principles utilized by U.S. companies.
Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.
The AIF, MD&A (as defined below) and the Audited Financial Statements have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument
43-101
– Standards of Disclosure for Mineral Projects (“
NI
43-101
”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “
CIM
”) –
CIM Definition Standards on Mineral Resources and Mineral Reserves
, adopted by the CIM Council, as amended (the “
CIM Definition Standards
”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“
SEC
”) under the United States Securities Act of 1933, as amended (the “
Securities Act
”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI
43-101
would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC.
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
ANNUAL INFORMATION FORM
For the Company’s AIF, see Exhibit 99.1 filed as part of this annual report on Form
40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis
For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2022 (the Company’s “
MD&A
”), see Exhibit 99.2 filed as part of this annual report on Form
40-F.
Audited Annual Financial Statements
For the Company’s Audited Annual Financial Statements for the years ended December 31, 2022 and 2021, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.3 filed as part of this annual report on Form
40-F.
CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form
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

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective as of December 31, 2022.
The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2022, included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 98 of the AIF, which is incorporated herein by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule
10A-3
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
During the year ended December 31, 2022, the Code was updated to outline the Company’s commitments around climate change and mental health. All amendments to the Code, and all waivers of the Code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, have been and will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at
www.wheatonpm.com
. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form
40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Deloitte LLP (Vancouver, Canada, PCAOB ID No. 1208) was the Company’s independent registered public accounting firm for the financial years ended December 31, 2022 and 2021. The required disclosure is included on page
105
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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2022

99.2	Annual Report of the Company for the year ended December 31, 2022 – Management’s Discussion & Analysis

99.3	Annual Report of the Company for the year ended December 31, 2022 – Annual Financial Statements

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of N. Burns

99.10	Consent of R. Ulansky

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer
Date: March 31, 2023