Form 40-F
period 2024-12-31
Wheaton Precious Metals Corp.
filed 2025-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
[_]
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
[X]
 ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 453,677,299
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
No. 333-271239)
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

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including the implementation of a 15% global minimum tax, and the impact of the CRA Settlement (as defined in the Company’s AIF);
•	possible CRA domestic audits for taxation years subsequent to 2017 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

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

•
risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA, and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 28, 2025, was CDN$1.00 = USD$0.
6990
.
NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2024 and 2023 (the “
Audited Financial Statements
”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“
IFRS Accounting Standsrds
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
ANNUAL INFORMATION FORM
For the Company’s AIF, see Exhibit 99.1 filed as part of this annual report on Form
40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis
For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2024 (the Company’s “
MD&A
”), see Exhibit 99.2 filed as part of this annual report on Form
40-F.
Audited Annual Financial Statements
For the Company’s Audited Annual Financial Statements for the years ended December 31, 2024 and 2023, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.3 filed as part of this annual report on Form
40-F.
CERTIFICATIONS
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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. It includes those policies and procedures that:

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2024, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2024, as stated in their report.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2024 that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 111 of the AIF, which is incorporated herein by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule
10A-3
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
During 2024, Wheaton’s Code was amended to expand the definition of “diversity” and expand the prohibitions around political activities and contributions. All amendments to the Code, and all waivers of the Code, including an implicit waiver, with respect to any of the employees, officers and directors covered by it, have been and will be posted on the Company’s website within five business days of the amendment or waiver and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at
www.wheatonpm.com
. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form
40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES-INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Deloitte LLP (Vancouver, Canada, PCAOB ID No. 1208) was the Company’s independent registered public accounting firm for the financial years ended December 31, 2024 and 2023. The required disclosure is included on page 120 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form
40-F,
for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars, and is incorporated by reference herein.
PRE-APPROVAL
OF AUDIT AND
NON-AUDIT
SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included on page 119 of the AIF filed as Exhibit 99.1 to this annual report on Form
40-F
and is incorporated by reference herein.
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

EXHIBITS

97	Executive Compensation Clawback Policy

99.1	Annual Information Form of the Company for the year ended December 31, 2024

99.2	Annual Report of the Company for the year ended December 31, 2024 – Management’s Discussion & Analysis

99.3	Annual Report of the Company for the year ended December 31, 2024 – Annual Financial Statements

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of N. Burns

99.10	Consent of R. Ulansky

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By: /s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer
Date: March 31, 2025