Form 40-F
period 2025-12-31
Wheaton Precious Metals Corp.
filed 2026-03-31
CIK 1323404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
[_]
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
[X]
 ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this form:

[ X] Annual information form	[X] Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 454,033,830
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
(File
No. 333-128128),
on Form
F-10
(File
No. 333-271239)
and on Form
F-3D
(File No. 333-286521) under the Securities Act of 1933, as amended.

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

•
payment by Wheaton International (as defined in the Company’s Annual Information Form (“AIF”) of $4.3 billion to BHP (as defined in the Company’s AIF) and the satisfaction of each party’s obligations in accordance with the BHP Antamina PMPA (as defined in the Company’s AIF);

•	the receipt by Wheaton International of silver production in respect of the Antamina mine under the BHP Antamina PMPA;

•
the ability of the Company to drawdown sufficient funds under both its existing Revolving Facility and the new Term Loan (both as defined in the Company’s AIF) and the satisfaction of each party’s obligations under the existing Revolving Facility and the new Term Loan;

•	the ability of the Company to repay the existing Revolving Facility and new Term Loan;

•	the future price of commodities;

•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential) (as defined in the Company’s AIF);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);

•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA (as defined in the Company’s AIF) counterparties at Mining Operations;

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

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

•	the costs of future production;

•	the estimation of produced but not yet delivered ounces;

•	continued listing of the Common Shares on the LSE, NYSE and TSX;

•	any statements as to future dividends;

•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;

•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

•	the ability to sell precious metals and cobalt production;

•	confidence in the Company’s business structure;

•	the Company’s assessment of taxes payable, and the Company’s ability to pay its taxes;

•	possible CRA domestic audits for taxation years subsequent to 2019 and international audits subsequent to 2017;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s climate change and environmental commitments; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

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
forward-looking
statements, including but not limited to:

•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the BHP Antamina PMPA;

•	risks relating to the Company’s ability to meet the conditions of, and the satisfaction of each party’s obligations under, the existing Revolving Facility and the new Term Loan;

•	risks relating to the generation of sufficient cash flow to repay the existing Revolving Facility and the new Term Loan;

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

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

•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•
risks related to any potential or proposed amendments to Canada’s transfer pricing regime under the Income Tax Act (Canada) that may result if the Bill C-15, Budget 2025 Implementation Act, No.1, as tabled before the Canadian Parliament on November 4, 2025, is passed as currently drafted;

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

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks associated with sustainability-related matters;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks related to the market price of the Common Shares of Wheaton;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	risks related to access to confidential information regarding Mining Operations;

•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;

•	risks associated with a possible suspension of trading of Common Shares;

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to expression of views by industry analysts;

•	risks related to the impacts of climate change and the transition to a low-carbon economy;

•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks relating to generative artificial intelligence;

•	risks relating to compliance with anti-corruption and anti-bribery laws;

•	risks relating to corporate governance and public disclosure compliance;

•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;

•	risks related to the adequacy of internal control over financial reporting; and

•	other risks disclosed under the heading “Risk Factors” in the Company’s AIF.
Forward-looking
statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that the payment of $4.3 billion to BHP will be made and that each party’s obligations in accordance with the terms of the BHP Antamina PMPA will be satisfied;

•
that the Company will be able to drawdown sufficient funds under both its existing Revolving Facility and the new Term Loan and that each party’s obligations under the existing Revolving Facility and the new Term Loan will be satisfied;

•	that the Company will be able to repay the existing Revolving Facility and new Term Loan;

•	that there will be no material adverse change in the market price of commodities;

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;

•	that the production estimates from Mining Operations are accurate;

•	that each party will satisfy their obligations in accordance with the PMPAs;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive PMPAs;

•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;

•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);

•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in United States dollars. Based on the Bank of Canada daily average exchange rate, the exchange rate of Canadian dollars into United States dollars, on March 26, 2026, was CDN$1.00 = USD$0.7223.
NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2025 and 2024 (the “
Audited Financial Statements
”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“
IFRS Accounting Standards
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
ANNUAL INFORMATION FORM
For the Company’s AIF, see Exhibit 99.1 filed as part of this annual report on Form
40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis
For the Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2025 (the Company’s “
MD&A
”), see Exhibit 99.2 filed as part of this annual report on Form
40-F.
Audited Annual Financial Statements
For the Company’s Audited Annual Financial Statements for the years ended December 31, 2025 and 2024, including the reports of the independent registered public accounting firm with respect thereto, see Exhibit 99.3 filed as part of this annual report on Form
40-F.
CERTIFICATIONS
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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and the Company receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2025, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2025, as stated in their report.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as at
 December 31, 2025 that accompanies the Company’s Audited Financial Statements, which is incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE
The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 114 of the AIF, which is incorporated herein by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule
10A-3
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
. Information on or accessible through the Company’s website is not incorporated by reference into this annual report on Form
40-F.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP (Vancouver, Canada, PCAOB ID No.
1208
)
was the Company’s independent registered public accounting firm for the financial years ended December 31, 2025 and 2024. The required disclosure is included under the heading “External Auditor Fees” on page 1
15
 of the AIF, which is filed as Exhibit 99.1 to this annual report on Form
40-F,
for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars, and is incorporated by reference herein.
PRE-APPROVAL
OF AUDIT AND
NON-AUDIT
SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included on page 114 of the AIF filed as Exhibit 99.1 to this annual report on Form
40-F
and is incorporated by reference herein. For greater certainty, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE
SHEET ARRANGEMENTS
The Company does not have any
off-balance
sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required disclosure is included under the heading “Management’s Discussion and Analysis — Contractual Obligations and Contingencies” beginning on page 37 of the MD&A in Exhibit 99.2 to this annual report on Form
40-F
and is incorporated by reference herein.
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

EXHIBITS

97	Executive Compensation Clawback Policy

99.1	Annual Information Form of the Company for the year ended December 31, 2025

99.2	Annual Report of the Company for the year ended December 31, 2025 – Management’s Discussion & Analysis

99.3	Annual Report of the Company for the year ended December 31, 2025 – Annual Financial Statements

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of J. Vincent

99.10	Consent of R. Ulansky

101	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Randy V. J. Smallwood
Name: Randy V. J. Smallwood
Title: Chief Executive Officer
Date: March 31, 2026